Anil Dhirubhai Ambani Group

RECEIVED

DEC 12 A 10:42

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rel.co.in

7th December, 2006

Exemption No 82- 35008

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finan[redacted]
100 F Street, NE
Washington, DC 20549
USA

06019134

SUPPL

Dear Sir,

Sub : **Postal Ballot Notice**

Pursuant to sub-clause (b) of Clause 31 of the Listing Agreement with the Indian Stock Exchanges, we forward herewith six copies of Notice pursuant to Section 192A of the Companies Act, 1956 for seeking approval of the Members to the following proposals :

i. Issue of securities under Employees Stock Option Scheme
ii. Payment of Commission to Non-executive Directors
iii. Alteration in Articles of Association of the Company

Kindly take the same on record.

PROCESSED
DEC 15 2006
THOMSON
FINANCIAL

Yours faithfully
For Reliance Energy Limited

Ramesh Shenoy
Company Secretary

Reliance Energy
Anil Dhirubhai Ambani Group

Postal Ballot Notice

Registered Office Reliance Energy Centre, Santa Cruz (East), Mumbai 400 055.

Notice Pursuant to Section 192A of the Companies Act, 1956

Notice is hereby given, pursuant to Section 192A of the Companies Act, 1956 read with the Companies (Passing of Resolution by Postal Ballot) Rules, 2001 to transact the following special business by the Members of Reliance Energy Limited by passing Resolution through Postal Ballot:

Special Business

1. **Issue of Securities under Employees Stock Option Scheme (ESOS)**

To consider and, if thought fit, to pass, with or without modification(s), the following Resolution as a **Special Resolution:**

"**Resolved that** in supersession of the special resolution under Item No.10 passed by the Members at the 71st Annual General Meeting of the Company held on 24th August,2000 and pursuant to Section 81 (1A) and all other applicable provisions, if any, of the Companies Act, 1956 (including any modification or re-enactment thereof for the time being in force), and in accordance with the provisions of the Memorandum and Articles of Association of the Company, the listing agreements with the Stock Exchanges and the Securities and Exchange Board of India (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999 and other rules and regulations, prescribed by the Securities and Exchange Board of India ("SEBI") or any other relevant authority, from time to time, to the extent applicable and subject to any approvals, consents, permissions and sanctions of any authorities as may be required, and subject to any such conditions or modifications as may be prescribed or imposed by such authorities while granting such approvals, consents, permissions and sanctions, and which may be agreed to and accepted by the Board of Directors of the Company (hereinafter referred to as "the Board", which term shall be deemed to include any Committee constituted/to be constituted by the Board to exercise its powers including the powers conferred by this Resolution), consent of the Company be and is hereby accorded to the Board to introduce and implement the Reliance Energy Employee Stock Option Scheme ("ESOS") as detailed in the explanatory statement to this Notice and to create, grant, offer, issue and allot, to or for the benefit of such person(s) who are in the permanent employment of the Company, its holding/subsidiary companies, whether working in India or out of India and the Directors (including whole-time Directors) of the Company and its holding/subsidiary companies, (hereinafter collectively referred to as the "Employees"), equity shares of the Company and/or Options giving right to purchase or subscribe such number of equity shares/equity linked instruments including any depositary receipts, which could give rise to the issue of equity shares (hereinafter collectively referred to as the "Securities") of the Company, at such price, in such manner, during such period, in one or more tranches and on such terms and conditions as the Board may decide.

Resolved further that the maximum number of Securities issued/granted in terms of this resolution, to any single Employee (including any non executive or independent Director) during any one year shall be less than one per cent of the issued and paid-up equity shares of the Company i.e. up to 21,31,302 equity shares; provided however that the aggregate Securities issued/granted to all the Employees/other persons under the ESOS shall not exceed (5%) five per cent of the existing paid-up share capital of the Company as on 30th September, 2006, i.e. up to 1,06,56,515 equity shares of the Company.

Resolved further that the Board be and is hereby authorised to formulate, evolve, decide upon and bring into effect the ESOS on such terms and conditions as contained in the Explanatory Statement to this Item in the Notice and to make any modification(s), change(s), variation(s), alteration(s) or revision(s) in the terms and conditions of the ESOS from time to time including but not limited to, amendment(s) with respect to vesting period and schedule, number of options, exercise price, exercise period, eligibility criteria or to suspend, withdraw, terminate or revise the ESOS.

Resolved further that the Securities may be allotted in accordance with the ESOS either directly and/or through an existing trust or a trust which may be set up and/or in any other permissible manner and that the ESOS may also envisage for providing any financial assistance to the trust to enable the trust to acquire, purchase or subscribe the Securities of the Company as per the ESOS.

Resolved further that subject to the terms stated herein, the equity shares allotted pursuant to the aforesaid Resolution shall in all respects rank pari passu inter se with the then existing equity shares of the Company.

Resolved further that the Board be and is hereby authorised to take necessary steps for listing of the Securities allotted under the ESOS on the Stock Exchanges, where the securities of the Company are listed, as per the provisions of the Listing Agreements executed with the concerned Stock Exchanges and other guidelines, rules and regulations as may be applicable.

Resolved further that for the purpose of giving effect to this resolution, the Board be and is hereby authorised on behalf of the Company to do all such acts, deeds, matters and things as it may, in its absolute discretion, deem necessary, expedient, proper or desirable and to settle all questions, difficulties or doubts that may arise in this regard at any stage

including at the time of listing of Securities, without requiring the Board to secure any further consent or approval of the Members of the Company to the end and intent that they shall be deemed to have given their approval thereto expressly by the authority of this resolution.

Resolved further that the Board be and is hereby authorised to delegate all or any powers conferred herein, to any Committee of Directors or the Chairman or the Vice-Chairman of the Company with a power to further delegate to any executives/officers of the Company to do all such acts, deeds, matters and things as also to execute such documents, writings, etc. as may be necessary in this regard".

2. **Issue of Securities under the Employees Stock Option Scheme to employees of holding company and subsidiary companies**

To consider and, if thought fit, to pass, with or without modification(s), the following Resolution as a **Special Resolution:**

"**Resolved that** pursuant to Section 81 (1A) and all other applicable provisions, if any, of the Companies Act, 1956 (including any modification or re-enactment thereof for the time being in force), and in accordance with the provisions of the Memorandum and Articles of Association of the Company, the listing agreements with the Stock Exchanges and the Securities and Exchange Board of India (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999 and other rules and regulations, prescribed by the Securities and Exchange Board of India ("SEBI") or any other relevant authority, from time to time, to the extent applicable and subject to any approvals, consents, permissions and sanctions of any authorities as may be required, and subject to any such conditions or modifications as may be prescribed or imposed by such authorities while granting such approvals, consents, permissions and sanctions, and which may be agreed to and accepted by the Board of Directors of the Company (hereinafter referred to as "the Board", which term shall be deemed to include any Committee constituted/to be constituted by the Board to exercise its powers including the powers conferred by this Resolution), consent of the Company be and is hereby accorded to the Board to extend the benefits of the Reliance Energy Employee Stock Option Scheme (ESOS) referred to in the resolution under Item No. 1 of this Notice and duly passed by the Members, subject to the overall limit specified under the said ESOS, to such permanent employees of the holding company and subsidiary companies of the Company whether working in India or out of India and Directors of the holding company and subsidiary companies whether whole-time Directors or otherwise and/or such other persons, as may from time to time, be allowed to enjoy the benefits of the ESOS under prevailing laws and regulations on such terms and conditions as may be decided by the Board.

Resolved further that for the purpose of giving effect to the above resolution, the Board be and is hereby authorised to do all such acts, deeds, matters and things as it may, in its absolute discretion, deem necessary, expedient or proper and to settle any questions, difficulties or doubts that may arise in this regard at any stage including at the time of listing of the Securities without requiring the Board to secure any further consent or approval of the Members of the Company to the end and intent that they shall be deemed to have given their approval thereto expressly by the authority of this resolution.

Resolved further that the Board be and is hereby authorised to delegate all or any powers conferred herein, to any Committee of Directors or the Chairman or Vice-Chairman of the Company with a power to further delegate to any executives/officers of the Company to do all such acts, deeds, matters and things as also to execute such documents, writings, etc. as may be necessary in this regard".

3. **Payment of Commission to Non-executive Directors**

To consider and if thought fit, to pass with or without modification(s), the following resolution as a **Special Resolution:**

"**Resolved that** pursuant to Section 309 and all other applicable provisions, if any, of the Companies Act, 1956 ("the Act") and subject to all approvals, permissions and sanctions as may be necessary, approval of the Company be and is hereby accorded for the payment of commission to the Director(s) of the Company who is/are neither in the whole-time employment nor managing director(s), in accordance with and up to the limits laid down under the provisions of Section 309(4) of the Act, computed in the manner specified in the Act, for a period of 5 years from the financial year commencing 1st April, 2006, in such manner and up to such extent as the Remuneration Committee of the Board may, from time to time, determine.

Resolved further that for the purpose of giving effect to this resolution, the Board and/or Remuneration Committee constituted by the Board be and are hereby authorised to take all actions and do all such deeds, matters and things, as it may in its absolute discretion deem necessary, proper or desirable and to settle any question, difficulty or doubt that may arise in this regard."

4. **Alteration of the Articles of Association of the Company**

To consider and if thought fit, to pass with or without modification(s), the following Resolution as a **Special Resolution:**

"**Resolved that** pursuant to the provisions of Section 31 and other applicable provisions, if any, of the Companies Act,

1956 (including any statutory modification or re-enactment thereof for the time being in force), the Articles of Association of the Company be and is hereby altered by deleting the existing Article 131(a).

Resolved further that for the purpose of giving effect to this resolution, the Board of Directors of the Company be and is hereby authorised to take all such steps and actions and give such directions as may be in its absolute discretion deemed necessary and to settle any question that may arise in this regard."

Registered Office
Reliance Energy Centre
Santa Cruz (East)
Mumbai 400 055

Mumbai, 28th November, 2006

By Order of the Board
For Reliance Energy Limited

Ramesh Shenoy
Company Secretary

Notes:

1. The relative Explanatory Statement pursuant to Section 173 of the Companies Act, 1956 setting out material facts is annexed hereto.

2. The Board of Directors at its meeting held on 19th July, 2006 has appointed Shri Anil Lohia, Chartered Accountant, as Scrutinizer to receive and scrutinize the completed ballot papers from the Members. The Postal Ballot Form and the self-addressed business reply envelope are enclosed for use of Members.

3. You are requested to read carefully the instructions printed in the Postal Ballot Form and return the Form duly completed with the assent (for) or dissent (against), in the attached pre-paid envelope, so as to reach the Scrutinizer **on or before 6th January, 2007** to be eligible for being considered, failing which, it will be strictly treated as if no reply has been received from the Member. The Scrutinizer will submit his report to the Chairman after completion of scrutiny and the results of the postal ballot will be announced on 8th January, 2007 at the Registered Office of the Company at Reliance Energy Centre, Santa Cruz (East), Mumbai 400 055 at 11.00 a.m.

4. All the documents referred to in the accompanying Notice and Explanatory Statement are open for inspection at the Registered Office of the Company during office hours on all working days up to 6th January, 2007,

Annexure to Notice

Explanatory Statement Pursuant to Section 173(2) and 192A(2) of the Companies Act, 1956

Item Nos. 1 and 2 - Employee Stock Option Scheme

The human resource plays a vital role in the growth and success of an organisation. The Board recognising the need to reward the employees and to enable them to participate in the future growth and financial success of the Company, has proposed to offer the employees an option to acquire the equity shares of the Company under the Employee Stock Option Scheme (ESOS). Stock Options will enable aligning the interests of the employees with those of the Company and its Shareholders and will create a common sense of ownership among them. This will act as an effective tool to attract, reward, motivate and retain the best talent in the industry.

The Company, after the SEBI (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines 1999 were introduced, had approved, in principle the grant of Options to the employees of the Company vide Special Resolution passed at the 71st Annual General Meeting of the Company held on 24th August,2000.The Board has now formulated an ESOS in accordance with the SEBI (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999 under which the maximum number of equity shares of the Company that could be created, offered, issued and allotted under ESOS should not exceed five per cent of the issued equity shares of the Company, as on the date(s) of the grant of option(s) under ESOS and has made certain modifications to the earlier proposal. As a measure of good corporate governance practice, the Board thought it fit to again place the matter for the approval of the Members of the Company, in supersession of the aforesaid resolution passed on 24th August, 2000.

The salient features of the Reliance Energy Employee Stock Option Scheme ("ESOS") are set out below:

Total number of Options that could be issued under ESOS: Up to five per cent of the aggregate of the number of issued and paid-up equity shares of the Company as on 30th September, 2006, i.e. up to 1,06,56,515 Options to the Eligible Employees as specified hereunder:

One option would entitle the holder of the options a right to apply for one equity share of face value of Rs.10 and/or equity linked instrument including any depository receipt entitling for one equity share of Rs.10 of the Company, as may be decided by the Board. The Options shall not be pledged, hypothecated, mortgaged or otherwise alienated in any other manner.

The Options which lapse/expire or are forfeited will be available for grant to Eligible Employee(s).

Grant Date: The date(s) of the Meeting of the Board/Committee approving the grant of Option(s).

Plans: ESOS may be implemented through one or more Plans.

Eligibility for grant of options:

(a) Persons who are in the permanent employment of the Company or holding Company or Subsidiary Companies in such grade and with such experience/association with the Company, as may be decided by the Board/Committee.

(b) Directors (including whole-time Directors) of the Company and holding company and subsidiary companies at any time.

(c) Such other persons, as may from time to time, be allowed under prevailing laws and regulations and as may be approved by the Board for this purpose.

Above persons are referred herein collectively as the "Eligible Employees"

Employees not eligible for grant of options:

An employee who is a promoter or belongs to the promoter group or a director who either by himself or through his relative or through any body corporate, directly or indirectly holds more than 10 per cent of the outstanding equity shares of the Company at the time of granting of option shall not be eligible to participate in the ESOS.

Vesting, requirements of vesting and maximum period of vesting: The vesting period under each Plan shall commence on the expiry of one year from the Grant Date and may extend up to five years or such further or other period as the Board/Committee may determine, from the Grant Date.

The Options may vest in one or more tranches, subject to the terms and conditions as may be stipulated by the Board/Committee, which may include satisfactory performance of the Eligible Employees and their continued employment/association with the Company/holding Company/Subsidiary Companies, as the case may be, unless such employment/association is discontinued on account of death, permanent/total incapacity/disability or on retirement. In the event of death of an employee while in employment, all the Options granted to him till such date shall vest in the legal heirs or nominees of the deceased employee. In case the employee suffers a permanent incapacity while in employment, all the Options granted to him as on the date of permanent incapacitation shall vest in him on that day.

If the Eligible Employees voluntarily terminates employment/association with the Company/holding company/subsidiary Companies, as the case may be, the Options to the extent not vested shall lapse/expire and be Forfeited Forthwith. However, this shall not be applicable to the Eligible Employees who have resigned or who may resign from time to time to join companies, approved by the Board/Committee, that have been established or promoted or set up (whether solely or jointly with any other entity) by the Company.

Exercise price: The equity shares would be issued at a market price (Exercise Price), which would be the latest available closing price on the stock exchange, which records highest trading volume in the Company's equity shares on the date prior to the date of the Meeting of the Board/Committee at which Options are granted/shares are issued or at such price as the Board/Committee may determine on the date(s) of grant of Option(s) in accordance with the applicable Guidelines. Different Exercise Prices may apply to different Plans.

Exercise period and process of exercise: The exercise period shall commence from the date of vesting and expire at the end of five years from the date of vesting or ten years from the Grant Date, whichever is later as may be stipulated in the respective Plan(s) or such other period as may be decided by the Board/Committee. The Options would be exercisable by submitting the requisite application form/exercise notice to the Company or such other person as the Company may prescribe, subject to conditions for payment of Exercise Price in the manner prescribed by the Board/Committee.

Appraisal process: The Board/Committee shall determine the eligibility criteria for the Eligible Employees under the ESOS based on their evaluation on various parameters, such as length of service, grade, performance, technical knowledge, leadership qualities, merit, contribution and conduct, future potential, etc., and such other factors as may be deemed appropriate by it.

Maximum number of Options to be issued per employee and in aggregate: The maximum number of Options/Securities granted to any single Eligible Employee (including any non-executive or independent Director) during any one year shall be less than one per cent of the issued and paid up equity shares of the Company i.e. up to 21,31,302 equity shares. The aggregate of all such grants shall not result into equity shares exceeding five per cent of the paid up equity shares of the Company as on 30th September, 2006 i.e. up to 1,06,56,515 equity shares.

Disclosure and accounting policies: The Company shall comply with the disclosure and accounting policies prescribed by the Securities and Exchange Board of India (SEBI) and any other appropriate authority, from time to time.

- **Method of valuation:** The Company shall use the intrinsic value method for valuation of the Options. The intrinsic value means excess of the market price of shares under the ESOS over the exercise price of the Options (including upfront payment, if any). The difference between the employee compensation cost so computed and the employee compensation cost that shall have been recognised, had the fair value of the Options been recognised, shall be disclosed in the Directors' Report and the impact of such difference on profits and on EPS of the Company shall also be disclosed in the Directors' Report.

ESOS to Employees and Directors of holding/subsidiary companies and other persons: The benefit of ESOS shall also be extended to the permanent employees and directors (including whole-time directors) of the holding and subsidiary companies of the Company and/or such other persons, as may from time to time be allowed to enjoy the benefits of the ESOS, in the same manner and subject to terms and conditions as mentioned herein. The aggregate Options/Securities issued in terms of the ESOS shall not exceed the overall limits as mentioned in the ESOS i.e. five per cent of the issued and paid up equity shares of the Company as on 30th September, 2006, i.e. up to 1,06,56,515 Equity Shares.

The Board has accordingly decided to seek the approval of the Members for extending the Scheme to the permanent employees and directors of the holding and subsidiary companies of the Company and/or such other persons, as may from time to time, be allowed to enjoy the benefits of the ESOS, within the overall limit as set out in the proposed Resolutions stated at Item No. 1 and 2 of the accompanying Notice.

Securities and Exchange Board of India (SEBI) (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999 provides for separate approval of Members to be obtained for the employees and directors of holding and subsidiary companies of the Company.

In terms of the provisions of Section 81(1A) and all other applicable provisions, if any, of the Companies Act, 1956 and the SEBI (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999, approval of the Members is sought to issue equity shares, pursuant to the options granted under the ESOS to the employees and directors of the holding and subsidiary companies of the Company, not exceeding in aggregate, five per cent of the issued and paid-up equity shares of the Company as on 30th September, 2006, i.e.: up to 1,06,56,515 Equity Shares.

The Board may, in its absolute discretion, provide for an appropriate ESOS to be operated through any ESOS Trust, which shall be governed and operated in terms of the provisions stipulated therein.

The Board/Committee shall have the absolute authority to vary or modify the terms of the ESOS in accordance with the regulations and guidelines prescribed by SEBI or regulations that may be issued by any appropriate authority, from time to time, unless such variation, modification or alteration is detrimental to the interests of the employees/directors (including whole-time directors).

The Options to be granted under the Scheme shall not be treated as an offer or invitation made to public for subscription in the securities of the Company.

The Board of Directors accordingly recommends the resolutions set out at Item No. 1 and 2 of the accompanying Notice for the approval of the Members. Your approval is sought by voting by Postal Ballot in terms of the provisions of Section 192A of the Companies Act, 1956, read with the provisions of the Companies (Passing of Resolution by Postal Ballot) Rules, 2001.

None of the Directors of the Company is, in any way, concerned or interested in the resolutions, except to the extent of the Options that may be offered to them under the Scheme.

Item No. 3 - Payment of Commission to Non-executive Directors

Currently, the Non-Executive Directors are paid commission not exceeding Rs. 30 lakh per annum in the aggregate or one per cent of the net profits of the Company, whichever is lower, in terms of the resolution passed by the Members at the Annual General Meeting held on 9th June, 2003. The said approval was valid for a period of three years from the financial year commencing 1st April, 2003.

The Board has adopted the Reliance Anil Dhirubhai Ambani Group - Corporate Governance Policies and Code of Conduct, which emphasises the Company's adherence to the globally acclaimed best corporate governance principles. These principles, inter alia, envisage a performance driven remuneration policy.

The non-executive directors are required to devote more time and attention to the Company, particularly in view of the requirements of the revised Corporate Governance Policies. The Board, therefore, recognizes the need to suitably remunerate the director(s) of the Company who are neither in the whole-time employment nor managing director(s) with commission up to a ceiling of one per cent of the net profits of the Company, every year, computed in the manner specified in the Act, or such other limit as may be approved by the Central Government, for a period of 5 years from the financial year commencing 1st April, 2006. The quantum of the said commission would be apportioned amongst the Non-Executive Directors in such manner as the Chairman and Managing Director may from time to time determine, every year for a period of five years commencing from the financial year 1st April, 2006.

The Board of Directors accordingly recommend the resolution set out at Item No. 3 of the accompanying Notice for the approval of the Members. Your approval is sought by voting by Postal Ballot in terms of the provisions of Section 192A of the Companies Act, 1956, read with the provisions of the Companies (Passing of Resolution by Postal Ballot) Rules, 2001.

All the non-executive directors of the Company, may be deemed to be concerned or interested in this resolution to the extent of commission that may be payable to them from time to time.

Item No 4 - Alteration to the Articles of Association

Pursuant to the re-organisation of the Reliance Group, it is proposed to delete the existing Article 131(a) of the Articles of Association of the Company since Reliance Industries Limited ceased to be the promoter of the Company.

The Board of Directors accordingly recommend the resolution set out at Item No. 4 of the accompanying Notice for the approval of the Members. Your approval is sought by voting by Postal Ballot in terms of the provisions of Section 192A of the Companies Act, 1956, read with the provisions of the Companies (Passing of Resolution by Postal Ballot) Rules, 2001.

A copy of the Company's Memorandum and Articles of Association is open for inspection of the Members at the Registered Office of the Company on any working day between 11.00 a.m. and 1.00 p.m. up to 6th January, 2007.

None of the Directors of the Company, except Shri Anil Dhirubhai Ambani, is deemed to be concerned or interested in passing of this resolution.

By Order of the Board
For Reliance Energy Limited

Registered Office :
Reliance Energy Centre
Santa Cruz (East)
Mumbai 400 055

Ramesh Shenoy
Company Secretary

Mumbai, 28th November, 2006

Reliance Energy
Anil Dhirubhai Ambani Group

Postal Ballot Notice

Registered Office Reliance Energy Centre, Santa Cruz (East), Mumbai 400 055.

Notice Pursuant to Section 192A of the Companies Act, 1956

Notice is hereby given, pursuant to Section 192A of the Companies Act, 1956 read with the Companies (Passing of Resolution by Postal Ballot) Rules, 2001 to transact the following special business by the Members of Reliance Energy Limited by passing Resolution through Postal Ballot:

Special Business

1. **Issue of Securities under Employees Stock Option Scheme (ESOS)**

To consider and, if thought fit, to pass, with or without modification(s), the following Resolution as a **Special Resolution:**

"**Resolved that** in supersession of the special resolution under Item No.10 passed by the Members at the 71st Annual General Meeting of the Company held on 24th August,2000 and pursuant to Section 81 (1A) and all other applicable provisions, if any, of the Companies Act, 1956 (including any modification or re-enactment thereof for the time being in force), and in accordance with the provisions of the Memorandum and Articles of Association of the Company, the listing agreements with the Stock Exchanges and the Securities and Exchange Board of India (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999 and other rules and regulations, prescribed by the Securities and Exchange Board of India ("SEBI") or any other relevant authority, from time to time, to the extent applicable and subject to any approvals, consents, permissions and sanctions of any authorities as may be required, and subject to any such conditions or modifications as may be prescribed or imposed by such authorities while granting such approvals, consents, permissions and sanctions, and which may be agreed to and accepted by the Board of Directors of the Company (hereinafter referred to as "the Board", which term shall be deemed to include any Committee constituted/to be constituted by the Board to exercise its powers including the powers conferred by this Resolution), consent of the Company be and is hereby accorded to the Board to introduce and implement the Reliance Energy Employee Stock Option Scheme ("ESOS") as detailed in the explanatory statement to this Notice and to create, grant, offer, issue and allot, to or for the benefit of such person(s) who are in the permanent employment of the Company, its holding/subsidiary companies, whether working in India or out of India and the Directors (including whole-time Directors) of the Company and its holding/subsidiary companies, (hereinafter collectively referred to as the "Employees"), equity shares of the Company and/or Options giving right to purchase or subscribe such number of equity shares/equity linked instruments including any depositary receipts, which could give rise to the issue of equity shares (hereinafter collectively referred to as the "Securities") of the Company, at such price, in such manner, during such period, in one or more tranches and on such terms and conditions as the Board may decide.

Resolved further that the maximum number of Securities issued/granted in terms of this resolution, to any single Employee (including any non executive or independent Director) during any one year shall be less than one per cent of the issued and paid-up equity shares of the Company i.e. up to 21,31,302 equity shares; provided however that the aggregate Securities issued/granted to all the Employees/other persons under the ESOS shall not exceed (5%) five per cent of the existing paid-up share capital of the Company as on 30th September, 2006, i.e. up to 1,06,56,515 equity shares of the Company.

Resolved further that the Board be and is hereby authorised to formulate, evolve, decide upon and bring into effect the ESOS on such terms and conditions as contained in the Explanatory Statement to this Item in the Notice and to make any modification(s), change(s), variation(s), alteration(s) or revision(s) in the terms and conditions of the ESOS from time to time including but not limited to, amendment(s) with respect to vesting period and schedule, number of options, exercise price, exercise period, eligibility criteria or to suspend, withdraw, terminate or revise the ESOS.

Resolved further that the Securities may be allotted in accordance with the ESOS either directly and/or through an existing trust or a trust which may be set up and/or in any other permissible manner and that the ESOS may also envisage for providing any financial assistance to the trust to enable the trust to acquire, purchase or subscribe the Securities of the Company as per the ESOS.

Resolved further that subject to the terms stated herein, the equity shares allotted pursuant to the aforesaid Resolution shall in all respects rank pari passu inter se with the then existing equity shares of the Company.

Resolved further that the Board be and is hereby authorised to take necessary steps for listing of the Securities allotted under the ESOS on the Stock Exchanges, where the securities of the Company are listed, as per the provisions of the Listing Agreements executed with the concerned Stock Exchanges and other guidelines, rules and regulations as may be applicable.

Resolved further that for the purpose of giving effect to this resolution, the Board be and is hereby authorised on behalf of the Company to do all such acts, deeds, matters and things as it may, in its absolute discretion, deem necessary, expedient, proper or desirable and to settle all questions, difficulties or doubts that may arise in this regard at any stage

including at the time of listing of Securities, without requiring the Board to secure any further consent or approval of the Members of the Company to the end and intent that they shall be deemed to have given their approval thereto expressly by the authority of this resolution.

Resolved further that the Board be and is hereby authorised to delegate all or any powers conferred herein, to any Committee of Directors or the Chairman or the Vice-Chairman of the Company with a power to further delegate to any executives/officers of the Company to do all such acts, deeds, matters and things as also to execute such documents, writings, etc. as may be necessary in this regard".

2. **Issue of Securities under the Employees Stock Option Scheme to employees of holding company and subsidiary companies**

To consider and, if thought fit, to pass, with or without modification(s), the following Resolution as a **Special Resolution:**

"**Resolved that** pursuant to Section 81 (1A) and all other applicable provisions, if any, of the Companies Act, 1956 (including any modification or re-enactment thereof for the time being in force), and in accordance with the provisions of the Memorandum and Articles of Association of the Company, the listing agreements with the Stock Exchanges and the Securities and Exchange Board of India (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999 and other rules and regulations, prescribed by the Securities and Exchange Board of India ("SEBI") or any other relevant authority, from time to time, to the extent applicable and subject to any approvals, consents, permissions and sanctions of any authorities as may be required, and subject to any such conditions or modifications as may be prescribed or imposed by such authorities while granting such approvals, consents, permissions and sanctions, and which may be agreed to and accepted by the Board of Directors of the Company (hereinafter referred to as "the Board", which term shall be deemed to include any Committee constituted/to be constituted by the Board to exercise its powers including the powers conferred by this Resolution), consent of the Company be and is hereby accorded to the Board to extend the benefits of the Reliance Energy Employee Stock Option Scheme (ESOS) referred to in the resolution under Item No. 1 of this Notice and duly passed by the Members, subject to the overall limit specified under the said ESOS, to such permanent employees of the holding company and subsidiary companies of the Company whether working in India or out of India and Directors of the holding company and subsidiary companies whether whole-time Directors or otherwise and/or such other persons, as may from time to time, be allowed to enjoy the benefits of the ESOS under prevailing laws and regulations on such terms and conditions as may be decided by the Board.

Resolved further that for the purpose of giving effect to the above resolution, the Board be and is hereby authorised to do all such acts, deeds, matters and things as it may, in its absolute discretion, deem necessary, expedient or proper and to settle any questions, difficulties or doubts that may arise in this regard at any stage including at the time of listing of the Securities without requiring the Board to secure any further consent or approval of the Members of the Company to the end and intent that they shall be deemed to have given their approval thereto expressly by the authority of this resolution.

Resolved further that the Board be and is hereby authorised to delegate all or any powers conferred herein, to any Committee of Directors or the Chairman or Vice-Chairman of the Company with a power to further delegate to any executives/officers of the Company to do all such acts, deeds, matters and things as also to execute such documents, writings, etc. as may be necessary in this regard".

3. **Payment of Commission to Non-executive Directors**

To consider and if thought fit, to pass with or without modification(s), the following resolution as a **Special Resolution:**

"**Resolved that** pursuant to Section 309 and all other applicable provisions, if any, of the Companies Act, 1956 ("the Act") and subject to all approvals, permissions and sanctions as may be necessary, approval of the Company be and is hereby accorded for the payment of commission to the Director(s) of the Company who is/are neither in the whole-time employment nor managing director(s), in accordance with and up to the limits laid down under the provisions of Section 309(4) of the Act, computed in the manner specified in the Act, for a period of 5 years from the financial year commencing 1st April, 2006, in such manner and up to such extent as the Remuneration Committee of the Board may, from time to time, determine.

Resolved further that for the purpose of giving effect to this resolution, the Board and/or Remuneration Committee constituted by the Board be and are hereby authorised to take all actions and do all such deeds, matters and things, as it may in its absolute discretion deem necessary, proper or desirable and to settle any question, difficulty or doubt that may arise in this regard."

4. **Alteration of the Articles of Association of the Company**

To consider and if thought fit, to pass with or without modification(s), the following Resolution as a **Special Resolution:**

"**Resolved that** pursuant to the provisions of Section 31 and other applicable provisions, if any, of the Companies Act,

1956 (including any statutory modification or re-enactment thereof for the time being in force), the Articles of Association of the Company be and is hereby altered by deleting the existing Article 131(a).

Resolved further that for the purpose of giving effect to this resolution, the Board of Directors of the Company be and is hereby authorised to take all such steps and actions and give such directions as may be in its absolute discretion deemed necessary and to settle any question that may arise in this regard."

Registered Office
Reliance Energy Centre
Santa Cruz (East)
Mumbai 400 055

By Order of the Board
For Reliance Energy Limited

Mumbai, 28th November, 2006

Ramesh Shenoy
Company Secretary

Notes:

1. The relative Explanatory Statement pursuant to Section 173 of the Companies Act, 1956 setting out material facts is annexed hereto.

2. The Board of Directors at its meeting held on 19th July, 2006 has appointed Shri Anil Lohia, Chartered Accountant, as Scrutinizer to receive and scrutinize the completed ballot papers from the Members. The Postal Ballot Form and the self-addressed business reply envelope are enclosed for use of Members.

3. You are requested to read carefully the instructions printed in the Postal Ballot Form and return the Form duly *completed with the assent (for) or dissent (against), in the attached pre-paid envelope, so as to reach the Scrutinizer* **on or before 6th January, 2007** to be eligible for being considered, failing which, it will be strictly treated as if no reply has been received from the Member. The Scrutinizer will submit his report to the Chairman after completion of scrutiny and the results of the postal ballot will be announced on 8th January, 2007 at the Registered Office of the Company at Reliance Energy Centre, Santa Cruz (East), Mumbai 400 055 at 11.00 a.m.

4. All the documents referred to in the accompanying Notice and Explanatory Statement are open for inspection at the Registered Office of the Company during office hours on all working days up to 6th January, 2007.

Annexure to Notice

Explanatory Statement Pursuant to Section 173(2) and 192A(2) of the Companies Act, 1956

Item Nos. 1 and 2 - Employee Stock Option Scheme

The human resource plays a vital role in the growth and success of an organisation. The Board recognising the need to reward the employees and to enable them to participate in the future growth and financial success of the Company, has proposed to offer the employees an option to acquire the equity shares of the Company under the Employee Stock Option Scheme (ESOS). Stock Options will enable aligning the interests of the employees with those of the Company and its Shareholders and will create a common sense of ownership among them. This will act as an effective tool to attract, reward, motivate and retain the best talent in the industry.

The Company, after the SEBI (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines 1999 *were introduced, had approved, in principle the grant of Options to the employees of the Company vide Special Resolution* passed at the 71st Annual General Meeting of the Company held on 24th August,2000.The Board has now formulated an ESOS in accordance with the SEBI (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999 under which the maximum number of equity shares of the Company that could be created, offered, issued.and allotted under ESOS should not exceed five per cent of the issued equity shares of the Company, as on the date(s) of the grant of option(s) under ESOS and has made certain modifications to the earlier proposal. As a measure of good corporate *governance practice, the Board thought it fit to again place the matter for the approval of the Members of the Company, in* supersession of the aforesaid resolution passed on 24th August, 2000.

The salient features of the Reliance Energy Employee Stock Option Scheme ("ESOS") are set out below:

Total number of Options that could be issued under ESOS: Up to five per cent of the aggregate of the number of issued and paid-up equity shares of the Company as on 30th September, 2006, i.e. up to 1,06,56,515 Options to the Eligible Employees as specified hereunder:

One option would entitle the holder of the options a right to apply for one equity share of face value of Rs.10 and/or equity linked instrument including any depository receipt entitling for one equity share of Rs.10 of the Company, as may be decided by the Board. The Options shall not be pledged, hypothecated, mortgaged or otherwise alienated in any other manner.

The Options which lapse/expire or are forfeited will be available for grant to Eligible Employee(s).

Grant Date: The date(s) of the Meeting of the Board/Committee approving the grant of Option(s).

Plans: ESOS may be implemented through one or more Plans.

Eligibility for grant of options:

(a) Persons who are in the permanent employment of the Company or holding Company or Subsidiary Companies in such grade and with such experience/association with the Company, as may be decided by the Board/Committee.

(b) Directors (including whole-time Directors) of the Company and holding company and subsidiary companies at any [illegible]

(c) [illegible] persons, as may from time to time, be allowed under prevailing laws and regulations and as may be [illegible] the Board for this purpose.

Above persons are referred herein collectively as the "Eligible Employees"

Employees not eligible for grant of options:

An employee who is a promoter or belongs to the promoter group or a director who either by himself or through his relative or through any body corporate, directly or indirectly holds more than 10 per cent of the outstanding equity shares of the Company at the time of granting of option shall not be eligible to participate in the ESOS.

Vesting, requirements of vesting and maximum period of vesting: The vesting period under each Plan shall commence on the expiry of one year from the Grant Date and may extend up to five years or such further or other period as the Board/Committee may determine, from the Grant Date.

The Options may vest in one or more tranches, subject to the terms and conditions as may be stipulated by the Board/Committee, which may include satisfactory performance of the Eligible Employees and their continued employment/association with the Company/holding Company/Subsidiary Companies, as the case may be, unless such employment/association is discontinued on account of death, permanent/total incapacity/disability or on retirement. In the event of death of an employee while in employment, all the Options granted to him till such date shall vest in the legal heirs or nominees of the deceased employee. In case the employee suffers a permanent incapacity while in employment, all the Options granted to him as on the date of permanent incapacitation shall vest in him on that day.

If the Eligible Employees voluntarily terminates employment/association with the Company/holding company/subsidiary Companies, as the case may be, the Options to the extent not vested shall lapse/expire and be Forfeited Forthwith. However, this shall not be applicable to the Eligible Employees who have resigned or who may resign from time to time to join companies, approved by the Board/Committee, that have been established or promoted or set up (whether solely or jointly with any other entity) by the Company.

Exercise price: The equity shares would be issued at a market price (Exercise Price), which would be the latest available closing price on the stock exchange, which records highest trading volume in the Company's equity shares on the date prior to the date of the Meeting of the Board/Committee at which Options are granted/shares are issued or at such price as the Board/Committee may determine on the date(s) of grant of Option(s) in accordance with the applicable Guidelines. Different Exercise Prices may apply to different Plans.

Exercise period and process of exercise: The exercise period shall commence from the date of vesting and expire at the end of five years from the date of vesting or ten years from the Grant Date, whichever is later as may be stipulated in the respective Plan(s) or such other period as may be decided by the Board/Committee. The Options would be exercisable by submitting the requisite application form/exercise notice to the Company or such other person as the Company may prescribe, subject to conditions for payment of Exercise Price in the manner prescribed by the Board/Committee.

Appraisal process: The Board/Committee shall determine the eligibility criteria for the Eligible Employees under the ESOS based on their evaluation on various parameters, such as length of service, grade, performance, technical knowledge, leadership qualities, merit, contribution and conduct, future potential, etc., and such other factors as may be deemed appropriate by it.

Maximum number of Options to be issued per employee and in aggregate: The maximum number of Options/Securities granted to any single Eligible Employee (including any non-executive or independent Director) during any one year shall be less than one per cent of the issued and paid up equity shares of the Company i.e. up to 21,31,302 equity shares. The aggregate of all such grants shall not result into equity shares exceeding five per cent of the paid up equity shares of the Company as on 30th September, 2006 i.e. up to 1,06,56,515 equity shares.

Disclosure and accounting policies: The Company shall comply with the disclosure and accounting policies prescribed by the Securities and Exchange Board of India (SEBI) and any other appropriate authority, from time to time.

Method of valuation: The Company shall use the intrinsic value method for valuation of the Options. The intrinsic value means excess of the market price of shares under the ESOS over the exercise price of the Options (including upfront payment, if any). The difference between the employee compensation cost so computed and the employee compensation cost that shall have been recognised, had the fair value of the Options been recognised, shall be disclosed in the Directors' Report and the impact of such difference on profits and on EPS of the Company shall also be disclosed in the Directors' Report.

ESOS to Employees and Directors of holding/subsidiary companies and other persons: The benefit of ESOS shall also be extended to the permanent employees and directors (including whole-time directors) of the holding and subsidiary companies of the Company and/or such other persons, as may from time to time, be allowed to enjoy the benefits of the ESOS, in the same manner and subject to terms and conditions as mentioned herein. The aggregate Options/Securities issued in terms of the ESOS shall not exceed the overall limits as mentioned in the ESOS i.e. five per cent of the issued and paid up equity shares of the Company as on 30th September, 2006, i.e. up to 1,06,56,515 Equity Shares.

The Board has accordingly decided to seek the approval of the Members for extending the Scheme to the permanent employees and directors of the holding and subsidiary companies of the Company and/or such other persons, as may from time to time, be allowed to enjoy the benefits of the ESOS, within the overall limit as set out in the proposed Resolutions stated at Item No. 1 and 2 of the accompanying Notice.

Securities and Exchange Board of India (SEBI) (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999 provides for separate approval of Members to be obtained for the employees and directors of holding and subsidiary companies of the Company.

In terms of the provisions of Section 81(1A) and all other applicable provisions, if any, of the Companies Act, 1956 and the SEBI (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999, approval of the Members is sought to issue equity shares, pursuant to the options granted under the ESOS to the employees and directors of the holding and subsidiary companies of the Company, not exceeding in aggregate, five per cent of the issued and paid-up equity shares of the Company as on 30th September, 2006, i.e.; up to 1,06,56;515 Equity Shares.

The Board may, in its absolute discretion, provide for an appropriate ESOS to be operated through any ESOS Trust, which shall be governed and operated in terms of the provisions stipulated therein.

The Board/Committee shall have the absolute authority to vary or modify the terms of the ESOS in accordance with the regulations and guidelines prescribed by SEBI or regulations that may be issued by any appropriate authority, from time to time, unless such variation, modification or alteration is detrimental to the interests of the employees/directors (including whole-time directors).

The Options to be granted under the Scheme shall not be treated as an offer or invitation made to public for subscription in the securities of the Company.

The Board of Directors accordingly recommends the resolutions set out at Item No. 1 and 2 of the accompanying Notice for the approval of the Members. Your approval is sought by voting by Postal Ballot in terms of the provisions of Section 192A of the Companies Act, 1956, read with the provisions of the Companies (Passing of Resolution by Postal Ballot) Rules, 2001.

None of the Directors of the Company is, in any way, concerned or interested in the resolutions, except to the extent of the Options that may be offered to them under the Scheme.

Item No. 3 - Payment of Commission to Non-executive Directors

Currently, the Non-Executive Directors are paid commission not exceeding Rs. 30 lakh per annum in the aggregate or one per cent of the net profits of the Company, whichever is lower, in terms of the resolution passed by the Members at the Annual General Meeting held on 9th June, 2003. The said approval was valid for a period of three years from the financial year commencing 1st April, 2003.

The Board has adopted the Reliance Anil Dhirubhai Ambani Group - Corporate Governance Policies and Code of Conduct, which emphasises the Company's adherence to the globally acclaimed best corporate governance principles. These principles, inter alia, envisage a performance driven remuneration policy.

The non-executive directors are required to devote more time and attention to the Company, particularly in view of the requirements of the revised Corporate Governance Policies. The Board, therefore, recognizes the need to suitably remunerate the director(s) of the Company who are neither in the whole-time employment nor managing director(s) with commission up to a ceiling of one per cent of the net profits of the Company, every year, computed in the manner specified in the Act, or such other limit as may be approved by the Central Government, for a period of 5 years from the financial year commencing 1st April, 2006. The quantum of the said commission would be apportioned amongst the Non-Executive Directors in such manner as the Chairman and Managing Director may from time to time determine, every year for a period of five years commencing from the financial year 1st April, 2006.

The Board of Directors accordingly recommend the resolution set out at Item No. 3 of the accompanying Notice for the approval of the Members. Your approval is sought by voting by Postal Ballot in terms of the provisions of Section 192A of the Companies Act, 1956, read with the provisions of the Companies (Passing of Resolution by Postal Ballot) Rules, 2001.

All the non-executive directors of the Company, may be deemed to be concerned or interested in this resolution to the extent of commission that may be payable to them from time to time.

Item No 4 - Alteration to the Articles of Association

Pursuant to the re-organisation of the Reliance Group, it is proposed to delete the existing Article 131(a) of the Articles of Association of the Company since Reliance Industries Limited ceased to be the promoter of the Company.

The Board of Directors accordingly recommend the resolution set out at Item No. 4 of the accompanying Notice for the approval of the Members. Your approval is sought by voting by Postal Ballot in terms of the provisions of Section 192A of the Companies Act, 1956, read with the provisions of the Companies (Passing of Resolution by Postal Ballot) Rules, 2001.

A copy of the Company's Memorandum and Articles of Association is open for inspection of the Members at the Registered Office of the Company on any working day between 11.00 a.m. and 1.00 p.m. up to 6th January, 2007.

None of the Directors of the Company, except Shri Anil Dhirubhai Ambani, is deemed to be concerned or interested in passing of this resolution.

By Order of the Board
For Reliance Energy Limited

Registered Office :
Reliance Energy Centre
Santa Cruz (East)
Mumbai 400 055

Ramesh Shenoy
Company Secretary

Mumbai, 28th November , 2006

Reliance Energy
Anil Dhirubhai Ambani Group

Postal Ballot Notice

Registered Office Reliance Energy Centre, Santa Cruz (East), Mumbai 400 055.

Notice Pursuant to Section 192A of the Companies Act, 1956

Notice is hereby given, pursuant to Section 192A of the Companies Act, 1956 read with the Companies (Passing of Resolution by Postal Ballot) Rules, 2001 to transact the following special business by the Members of Reliance Energy Limited by passing Resolution through Postal Ballot:

Special Business

1. **Issue of Securities under Employees Stock Option Scheme (ESOS)**

To consider and, if thought fit, to pass, with or without modification(s), the following Resolution as a **Special Resolution:**

"**Resolved that** in supersession of the special resolution under Item No.10 passed by the Members at the 71st Annual General Meeting of the Company held on 24th August,2000 and pursuant to Section 81 (1A) and all other applicable provisions, if any, of the Companies Act, 1956 (including any modification or re-enactment thereof for the time being in force), and in accordance with the provisions of the Memorandum and Articles of Association of the Company, the listing agreements with the Stock Exchanges and the Securities and Exchange Board of India (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999 and other rules and regulations, prescribed by the Securities and Exchange Board of India ("SEBI") or any other relevant authority, from time to time, to the extent applicable and subject to any approvals, consents, permissions and sanctions of any authorities as may be required, and subject to any such conditions or modifications as may be prescribed or imposed by such authorities while granting such approvals, consents, permissions and sanctions, and which may be agreed to and accepted by the Board of Directors of the Company (hereinafter referred to as "the Board", which term shall be deemed to include any Committee constituted/to be constituted by the Board to exercise its powers including the powers conferred by this Resolution), consent of the Company be and is hereby accorded to the Board to introduce and implement the Reliance Energy Employee Stock Option Scheme ("ESOS") as detailed in the explanatory statement to this Notice and to create, grant, offer, issue and allot, to or for the benefit of such person(s) who are in the permanent employment of the Company, its holding/subsidiary companies, whether working in India or out of India and the Directors (including whole-time Directors) of the Company and its holding/subsidiary companies, (hereinafter collectively referred to as the "Employees"), equity shares of the Company and/or Options giving right to purchase or subscribe such number of equity shares/equity linked instruments including any depositary receipts, which could give rise to the issue of equity shares (hereinafter collectively referred to as the "Securities") of the Company, at such price, in such manner, during such period, in one or more tranches and on such terms and conditions as the Board may decide.

Resolved further that the maximum number of Securities issued/granted in terms of this resolution, to any single Employee (including any non executive or independent Director) during any one year shall be less than one per cent of the issued and paid-up equity shares of the Company i.e. up to 21,31,302 equity shares; provided however that the aggregate Securities issued/granted to all the Employees/other persons under the ESOS shall not exceed (5%) five per cent of the existing paid-up share capital of the Company as on 30th September, 2006, i.e. up to 1,06,56,515 equity shares of the Company.

Resolved further that the Board be and is hereby authorised to formulate, evolve, decide upon and bring into effect the ESOS on such terms and conditions as contained in the Explanatory Statement to this Item in the Notice and to make any modification(s), change(s), variation(s), alteration(s) or revision(s) in the terms and conditions of the ESOS from time to time including but not limited to, amendment(s) with respect to vesting period and schedule, number of options, exercise price, exercise period, eligibility criteria or to suspend, withdraw, terminate or revise the ESOS.

Resolved further that the Securities may be allotted in accordance with the ESOS either directly and/or through an existing trust or a trust which may be set up and/or in any other permissible manner and that the ESOS may also envisage for providing any financial assistance to the trust to enable the trust to acquire, purchase or subscribe the Securities of the Company as per the ESOS.

Resolved further that subject to the terms stated herein, the equity shares allotted pursuant to the aforesaid Resolution shall in all respects rank pari passu inter se with the then existing equity shares of the Company.

Resolved further that the Board be and is hereby authorised to take necessary steps for listing of the Securities allotted under the ESOS on the Stock Exchanges, where the securities of the Company are listed, as per the provisions of the Listing Agreements executed with the concerned Stock Exchanges and other guidelines, rules and regulations as may be applicable.

Resolved further that for the purpose of giving effect to this resolution, the Board be and is hereby authorised on behalf of the Company to do all such acts, deeds, matters and things as it may, in its absolute discretion, deem necessary, expedient, proper or desirable and to settle all questions, difficulties or doubts that may arise in this regard at any stage

including at the time of listing of Securities, without requiring the Board to secure any further consent or approval of the Members of the Company to the end and intent that they shall be deemed to have given their approval thereto expressly by the authority of this resolution.

Resolved further that the Board be and is hereby authorised to delegate all or any powers conferred herein, to any Committee of Directors or the Chairman or the Vice-Chairman of the Company with a power to further delegate to any executives/officers of the Company to do all such acts, deeds, matters and things as also to execute such documents, writings, etc. as may be necessary in this regard".

2. **Issue of Securities under the Employees Stock Option Scheme to employees of holding company and subsidiary companies**

To consider and, if thought fit, to pass, with or without modification(s), the following Resolution as a **Special Resolution:**

"**Resolved that** pursuant to Section 81 (1A) and all other applicable provisions, if any, of the Companies Act, 1956 (including any modification or re-enactment thereof for the time being in force), and in accordance with the provisions of the Memorandum and Articles of Association of the Company, the listing agreements with the Stock Exchanges and the Securities and Exchange Board of India (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999 and other rules and regulations, prescribed by the Securities and Exchange Board of India ("SEBI") or any other relevant authority, from time to time, to the extent applicable and subject to any approvals, consents, permissions and sanctions of any authorities as may be required, and subject to any such conditions or modifications as may be prescribed or imposed by such authorities while granting such approvals, consents, permissions and sanctions, and which may be agreed to and accepted by the Board of Directors of the Company (hereinafter referred to as "the Board", which term shall be deemed to include any Committee constituted/to be constituted by the Board to exercise its powers including the powers conferred by this Resolution), consent of the Company be and is hereby accorded to the Board to extend the benefits of the Reliance Energy Employee Stock Option Scheme (ESOS) referred to in the resolution under Item No. 1 of this Notice and duly passed by the Members, subject to the overall limit specified under the said ESOS, to such permanent employees of the holding company and subsidiary companies of the Company whether working in India or out of India and Directors of the holding company and subsidiary companies whether whole-time Directors or otherwise and/or such other persons, as may from time to time, be allowed to enjoy the benefits of the ESOS under prevailing laws and regulations on such terms and conditions as may be decided by the Board.

Resolved further that for the purpose of giving effect to the above resolution, the Board be and is hereby authorised to do all such acts, deeds, matters and things as it may, in its absolute discretion, deem necessary, expedient or proper and to settle any questions, difficulties or doubts that may arise in this regard at any stage including at the time of listing of the Securities without requiring the Board to secure any further consent or approval of the Members of the Company to the end and intent that they shall be deemed to have given their approval thereto expressly by the authority of this resolution.

Resolved further that the Board be and is hereby authorised to delegate all or any powers conferred herein, to any Committee of Directors or the Chairman or Vice-Chairman of the Company with a power to further delegate to any executives/officers of the Company to do all such acts, deeds, matters and things as also to execute such documents, writings, etc. as may be necessary in this regard".

3. **Payment of Commission to Non-executive Directors**

To consider and if thought fit, to pass with or without modification(s), the following resolution as a **Special Resolution:**

"**Resolved that** pursuant to Section 309 and all other applicable provisions, if any, of the Companies Act, 1956 ("the Act") and subject to all approvals, permissions and sanctions as may be necessary, approval of the Company be and is hereby accorded for the payment of commission to the Director(s) of the Company who is/are neither in the whole-time employment nor managing director(s), in accordance with and up to the limits laid down under the provisions of Section 309(4) of the Act, computed in the manner specified in the Act, for a period of 5 years from the financial year commencing 1st April, 2006, in such manner and up to such extent as the Remuneration Committee of the Board may, from time to time, determine.

Resolved further that for the purpose of giving effect to this resolution, the Board and/or Remuneration Committee constituted by the Board be and are hereby authorised to take all actions and do all such deeds, matters and things, as it may in its absolute discretion deem necessary, proper or desirable and to settle any question, difficulty or doubt that may arise in this regard."

4. **Alteration of the Articles of Association of the Company**

To consider and if thought fit, to pass with or without modification(s), the following Resolution as a **Special Resolution:**

"**Resolved that** pursuant to the provisions of Section 31 and other applicable provisions, if any, of the Companies Act,

1956 (including any statutory modification or re-enactment thereof for the time being in force), the Articles of Association of the Company be and is hereby altered by deleting the existing Article 131(a).

Resolved further that for the purpose of giving effect to this resolution, the Board of Directors of the Company be and is hereby authorised to take all such steps and actions and give such directions as may be in its absolute discretion deemed necessary and to settle any question that may arise in this regard."

Registered Office
Reliance Energy Centre
Santa Cruz (East)
Mumbai 400 055

Mumbai, 28th November, 2006

By Order of the Board
For Reliance Energy Limited

Ramesh Shenoy
Company Secretary

Notes:

1. The relative Explanatory Statement pursuant to Section 173 of the Companies Act, 1956 setting out material facts is annexed hereto.

2. The Board of Directors at its meeting held on 19th July, 2006 has appointed Shri Anil Lohia, Chartered Accountant, as Scrutinizer to receive and scrutinize the completed ballot papers from the Members. The Postal Ballot Form and the self-addressed business reply envelope are enclosed for use of Members.

3. You are requested to read carefully the instructions printed in the Postal Ballot Form and return the Form duly completed with the assent (for) or dissent (against), in the attached pre-paid envelope, so as to reach the Scrutinizer **on or before 6th January, 2007** to be eligible for being considered, failing which, it will be strictly treated as if no reply has been received from the Member. The Scrutinizer will submit his report to the Chairman after completion of scrutiny and the results of the postal ballot will be announced on 8th January, 2007 at the Registered Office of the Company at Reliance Energy Centre, Santa Cruz (East), Mumbai 400 055 at 11.00 a.m.

4. All the documents referred to in the accompanying Notice and Explanatory Statement are open for inspection at the Registered Office of the Company during office hours on all working days up to 6th January, 2007.

Annexure to Notice

Explanatory Statement Pursuant to Section 173(2) and 192A(2) of the Companies Act, 1956

Item Nos. 1 and 2 - Employee Stock Option Scheme

The human resource plays a vital role in the growth and success of an organisation. The Board recognising the need to reward the employees and to enable them to participate in the future growth and financial success of the Company, has proposed to offer the employees an option to acquire the equity shares of the Company under the Employee Stock Option Scheme (ESOS). Stock Options will enable aligning the interests of the employees with those of the Company and its Shareholders and will create a common sense of ownership among them. This will act as an effective tool to attract, reward, motivate and retain the best talent in the industry.

The Company, after the SEBI (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines 1999 were introduced, had approved, in principle the grant of Options to the employees of the Company vide Special Resolution passed at the 71st Annual General Meeting of the Company held on 24th August,2000.The Board has now formulated an ESOS in accordance with the SEBI (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999 under which the maximum number of equity shares of the Company that could be created, offered, issued and allotted under ESOS should not exceed five per cent of the issued equity shares of the Company, as on the date(s) of the grant of option(s) under ESOS and has made certain modifications to the earlier proposal. As a measure of good corporate governance practice, the Board thought it fit to again place the matter for the approval of the Members of the Company, in supersession of the aforesaid resolution passed on 24th August, 2000.

The salient features of the Reliance Energy Employee Stock Option Scheme ("ESOS") are set out below:

Total number of Options that could be issued under ESOS: Up to five per cent of the aggregate of the number of issued and paid-up equity shares of the Company as on 30th September, 2006, i.e. up to 1,06,56,515 Options to the Eligible Employees as specified hereunder:

One option would entitle the holder of the options a right to apply for one equity share of face value of Rs.10 and/or equity linked instrument including any depository receipt entitling for one equity share of Rs.10 of the Company, as may be decided by the Board. The Options shall not be pledged, hypothecated, mortgaged or otherwise alienated in any other manner.

The Options which lapse/expire or are forfeited will be available for grant to Eligible Employee(s).

Grant Date: The date(s) of the Meeting of the Board/Committee approving the grant of Option(s).

Plans: ESOS may be implemented through one or more Plans.

Eligibility for grant of options:

(a) Persons who are in the permanent employment of the Company or holding Company or Subsidiary Companies in such grade and with such experience/association with the Company, as may be decided by the Board/Committee.

(b) D[illegible]ector[illegible] (including whole-time Directors) of the Company and holding company and subsidiary companies at any t[illegible]

(c) [illegible] persons, as may from time to time, be allowed under prevailing laws and regulations and as may be a[illegible] the Boa[illegible]d for this purpose.

Above persons are referred herein collectively as the "Eligible Employees"

Employees not eligible for grant of options:

An employee who is a promoter or belongs to the promoter group or a director who either by himself or through his relative or through any body corporate, directly or indirectly holds more than 10 per cent of the outstanding equity shares of the Company at the time of granting of option shall not be eligible to participate in the ESOS.

Vesting, requirements of vesting and maximum period of vesting: The vesting period under each Plan shall commence on the expiry of one year from the Grant Date and may extend up to five years or such further or other period as the Board/Committee may determine, from the Grant Date.

The Options may vest in one or more tranches, subject to the terms and conditions as may be stipulated by the Board/Committee, which may include satisfactory performance of the Eligible Employees and their continued employment/association with the Company/holding Company/Subsidiary Companies, as the case may be, unless such employment/association is discontinued on account of death, permanent/total incapacity/disability or on retirement. In the event of death of an employee while in employment, all the Options granted to him till such date shall vest in the legal heirs or nominees of the deceased employee. In case the employee suffers a permanent incapacity while in employment, all the Options granted to him as on the date of permanent incapacitation shall vest in him on that day.

If the Eligible Employees voluntarily terminates employment/association with the Company/holding company/subsidiary Companies, as the case may be, the Options to the extent not vested shall lapse/expire and be Forfeited Forthwith. However, this shall not be applicable to the Eligible Employees who have resigned or who may resign from time to time to join companies, approved by the Board/Committee, that have been established or promoted or set up (whether solely or jointly with any other entity) by the Company.

Exercise price: The equity shares would be issued at a market price (Exercise Price), which would be the latest available closing price on the stock exchange, which records highest trading volume in the Company's equity shares on the date prior to the date of the Meeting of the Board/Committee at which Options are granted/shares are issued or at such price as the Board/Committee may determine on the date(s) of grant of Option(s) in accordance with the applicable Guidelines. Different Exercise Prices may apply to different Plans.

Exercise period and process of exercise: The exercise period shall commence from the date of vesting and expire at the end of five years from the date of vesting or ten years from the Grant Date, whichever is later as may be stipulated in the respective Plan(s) or such other period as may be decided by the Board/Committee. The Options would be exercisable by submitting the requisite application form/exercise notice to the Company or such other person as the Company may prescribe, subject to conditions for payment of Exercise Price in the manner prescribed by the Board/Committee.

Appraisal process: The Board/Committee shall determine the eligibility criteria for the Eligible Employees under the ESOS based on their evaluation on various parameters, such as length of service, grade, performance, technical knowledge, leadership qualities, merit, contribution and conduct, future potential, etc., and such other factors as may be deemed appropriate by it.

Maximum number of Options to be issued per employee and in aggregate: The maximum number of Options/Securities granted to any single Eligible Employee (including any non-executive or independent Director) during any one year shall be less than one per cent of the issued and paid up equity shares of the Company i.e. up to 21,31,302 equity shares. The aggregate of all such grants shall not result into equity shares exceeding five per cent of the paid up equity shares of the Company as on 30th September, 2006 i.e. up to 1,06,56,515 equity shares.

Disclosure and accounting policies: The Company shall comply with the disclosure and accounting policies prescribed by the Securities and Exchange Board of India (SEBI) and any other appropriate authority, from time to time.

Method of valuation: The Company shall use the intrinsic value method for valuation of the Options. The intrinsic value means excess of the market price of shares under the ESOS over the exercise price of the Options (including upfront payment, if any). The difference between the employee compensation cost so computed and the employee compensation cost that shall have been recognised, had the fair value of the Options been recognised, shall be disclosed in the Directors' Report and the impact of such difference on profits and on EPS of the Company shall also be disclosed in the Directors' Report.

ESOS to Employees and Directors of holding/subsidiary companies and other persons: The benefit of ESOS shall also be extended to the permanent employees and directors (including whole-time directors) of the holding and subsidiary companies of the Company and/or such other persons, as may from time to time, be allowed to enjoy the benefits of the ESOS, in the same manner and subject to terms and conditions as mentioned herein. The aggregate Options/Securities issued in terms of the ESOS shall not exceed the overall limits as mentioned in the ESOS i.e. five per cent of the issued and paid up equity shares of the Company as on 30th September, 2006, i.e. up to 1,06,56,515 Equity Shares.

The Board has accordingly decided to seek the approval of the Members for extending the Scheme to the permanent employees and directors of the holding and subsidiary companies of the Company and/or such other persons, as may from time to time, be allowed to enjoy the benefits of the ESOS, within the overall limit as set out in the proposed Resolutions stated at Item No. 1 and 2 of the accompanying Notice.

Securities and Exchange Board of India (SEBI) (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999 provides for separate approval of Members to be obtained for the employees and directors of holding and subsidiary companies of the Company.

In terms of the provisions of Section 81(1A) and all other applicable provisions, if any, of the Companies Act, 1956 and the SEBI (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999, approval of the Members is sought to issue equity shares, pursuant to the options granted under the ESOS to the employees and directors of the holding and subsidiary companies of the Company, not exceeding in aggregate, five per cent of the issued and paid-up equity shares of the Company as on 30th September, 2006, i.e.; up to 1,06,56,515 Equity Shares.

The Board may, in its absolute discretion, provide for an appropriate ESOS to be operated through any ESOS Trust, which shall be governed and operated in terms of the provisions stipulated therein.

The Board/Committee shall have the absolute authority to vary or modify the terms of the ESOS in accordance with the regulations and guidelines prescribed by SEBI or regulations that may be issued by any appropriate authority, from time to time, unless such variation, modification or alteration is detrimental to the interests of the employees/directors (including whole-time directors).

The Options to be granted under the Scheme shall not be treated as an offer or invitation made to public for subscription in the securities of the Company.

The Board of Directors accordingly recommends the resolutions set out at Item No. 1 and 2 of the accompanying Notice for the approval of the Members. Your approval is sought by voting by Postal Ballot in terms of the provisions of Section 192A of the Companies Act, 1956, read with the provisions of the Companies (Passing of Resolution by Postal Ballot) Rules, 2001.

None of the Directors of the Company is, in any way, concerned or interested in the resolutions, except to the extent of the Options that may be offered to them under the Scheme.

Item No. 3 - Payment of Commission to Non-executive Directors

Currently, the Non-Executive Directors are paid commission not exceeding Rs. 30 lakh per annum in the aggregate or one per cent of the net profits of the Company, whichever is lower, in terms of the resolution passed by the Members at the Annual General Meeting held on 9th June, 2003. The said approval was valid for a period of three years from the financial year commencing 1st April, 2003.

The Board has adopted the Reliance Anil Dhirubhai Ambani Group - Corporate Governance Policies and Code of Conduct, which emphasises the Company's adherence to the globally acclaimed best corporate governance principles. These principles, inter alia, envisage a performance driven remuneration policy.

The non-executive directors are required to devote more time and attention to the Company, particularly in view of the requirements of the revised Corporate Governance Policies. The Board, therefore, recognizes the need to suitably remunerate the director(s) of the Company who are neither in the whole-time employment nor managing director(s) with commission up to a ceiling of one per cent of the net profits of the Company, every year, computed in the manner specified in the Act, or such other limit as may be approved by the Central Government, for a period of 5 years from the financial year commencing 1st April, 2006. The quantum of the said commission would be apportioned amongst the Non-Executive Directors in such manner as the Chairman and Managing Director may from time to time determine, every year for a period of five years commencing from the financial year 1st April, 2006.

The Board of Directors accordingly recommend the resolution set out at Item No. 3 of the accompanying Notice for the approval of the Members. Your approval is sought by voting by Postal Ballot in terms of the provisions of Section 192A of the Companies Act, 1956, read with the provisions of the Companies (Passing of Resolution by Postal Ballot) Rules, 2001.

All the non-executive directors of the Company, may be deemed to be concerned or interested in this resolution to the extent of commission that may be payable to them from time to time.

Item No 4 - Alteration to the Articles of Association

Pursuant to the re-organisation of the Reliance Group, it is proposed to delete the existing Article 131(a) of the Articles of Association of the Company since Reliance Industries Limited ceased to be the promoter of the Company.

The Board of Directors accordingly recommend the resolution set out at Item No. 4 of the accompanying Notice for the approval of the Members. Your approval is sought by voting by Postal Ballot in terms of the provisions of Section 192A of the Companies Act, 1956, read with the provisions of the Companies (Passing of Resolution by Postal Ballot) Rules, 2001.

A copy of the Company's Memorandum and Articles of Association is open for inspection of the Members at the Registered Office of the Company on any working day between 11.00 a.m. and 1.00 p.m. up to 6th January, 2007.

None of the Directors of the Company, except Shri Anil Dhirubhai Ambani, is deemed to be concerned or interested in passing of this resolution.

By Order of the Board
For Reliance Energy Limited

Registered Office :
Reliance Energy Centre
Santa Cruz (East)
Mumbai 400 055

Ramesh Shenoy
Company Secretary

Mumbai, 28th November, 2006

RELIANCE Energy
Anil Dhirubhai Ambani Group

Postal Ballot Notice

Notice Pursuant to Section 192A of the Companies Act, 1956

Notice is hereby given, pursuant to Section 192A of the Companies Act, 1956 read with the Companies (Passing of Resolution by Postal Ballot) Rules, 2001 to transact the following special business by the Members of Reliance Energy Limited by passing Resolution through Postal Ballot:

Special Business

1. **Issue of Securities under Employees Stock Option Scheme (ESOS)**

To consider and, if thought fit, to pass, with or without modification(s), the following Resolution as a **Special Resolution:**

"**Resolved that** in supersession of the special resolution under Item No.10 passed by the Members at the 71st Annual General Meeting of the Company held on 24th August,2000 and pursuant to Section 81 (1A) and all other applicable provisions, if any, of the Companies Act, 1956 (including any modification or re-enactment thereof for the time being in force), and in accordance with the provisions of the Memorandum and Articles of Association of the Company, the listing agreements with the Stock Exchanges and the Securities and Exchange Board of India (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999 and other rules and regulations, prescribed by the Securities and Exchange Board of India ("SEBI") or any other relevant authority, from time to time, to the extent applicable and subject to any approvals, consents, permissions and sanctions of any authorities as may be required, and subject to any such conditions or modifications as may be prescribed or imposed by such authorities while granting such approvals, consents, permissions and sanctions, and which may be agreed to and accepted by the Board of Directors of the Company (hereinafter referred to as "the Board", which term shall be deemed to include any Committee constituted/to be constituted by the Board to exercise its powers including the powers conferred by this Resolution), consent of the Company be and is hereby accorded to the Board to introduce and implement the Reliance Energy Employee Stock Option Scheme ("ESOS") as detailed in the explanatory statement to this Notice and to create, grant, offer, issue and allot, to or for the benefit of such person(s) who are in the permanent employment of the Company, its holding/subsidiary companies, whether working in India or out of India and the Directors (including whole-time Directors) of the Company and its holding/subsidiary companies, (hereinafter collectively referred to as the "Employees"), equity shares of the Company and/or Options giving right to purchase or subscribe such number of equity shares/equity linked instruments including any depositary receipts, which could give rise to the issue of equity shares (hereinafter collectively referred to as the "Securities") of the Company, at such price, in such manner, during such period, in one or more tranches and on such terms and conditions as the Board may decide.

Resolved further that the maximum number of Securities issued/granted in terms of this resolution, to any single Employee (including any non executive or independent Director) during any one year shall be less than one per cent of the issued and paid-up equity shares of the Company i.e. up to 21,31,302 equity shares; provided however that the aggregate Securities issued/granted to all the Employees/other persons under the ESOS shall not exceed (5%) five per cent of the existing paid-up share capital of the Company as on 30th September, 2006, i.e. up to 1,06,56,515 equity shares of the Company.

Resolved further that the Board be and is hereby authorised to formulate, evolve, decide upon and bring into effect the ESOS on such terms and conditions as contained in the Explanatory Statement to this Item in the Notice and to make any modification(s), change(s), variation(s), alteration(s) or revision(s) in the terms and conditions of the ESOS from time to time including but not limited to, amendment(s) with respect to vesting period and schedule, number of options, exercise price, exercise period, eligibility criteria or to suspend, withdraw, terminate or revise the ESOS.

Resolved further that the Securities may be allotted in accordance with the ESOS either directly and/or through an existing trust or a trust which may be set up and/or in any other permissible manner and that the ESOS may also envisage for providing any financial assistance to the trust to enable the trust to acquire, purchase or subscribe the Securities of the Company as per the ESOS.

Resolved further that subject to the terms stated herein, the equity shares allotted pursuant to the aforesaid Resolution shall in all respects rank pari passu inter se with the then existing equity shares of the Company.

Resolved further that the Board be and is hereby authorised to take necessary steps for listing of the Securities allotted under the ESOS on the Stock Exchanges, where the securities of the Company are listed, as per the provisions of the Listing Agreements executed with the concerned Stock Exchanges and other guidelines, rules and regulations as may be applicable.

Resolved further that for the purpose of giving effect to this resolution, the Board be and is hereby authorised on behalf of the Company to do all such acts, deeds, matters and things as it may, in its absolute discretion, deem necessary, expedient, proper or desirable and to settle all questions, difficulties or doubts that may arise in this regard at any stage

including at the time of listing of Securities, without requiring the Board to secure any further consent or approval of the Members of the Company to the end and intent that they shall be deemed to have given their approval thereto expressly by the authority of this resolution.

Resolved further that the Board be and is hereby authorised to delegate all or any powers conferred herein, to any Committee of Directors or the Chairman or the Vice-Chairman of the Company with a power to further delegate to any executives/officers of the Company to do all such acts, deeds, matters and things as also to execute such documents, writings, etc. as may be necessary in this regard".

2. **Issue of Securities under the Employees Stock Option Scheme to employees of holding company and subsidiary companies**

To consider and, if thought fit, to pass, with or without modification(s), the following Resolution as a **Special Resolution:**

"**Resolved that** pursuant to Section 81 (1A) and all other applicable provisions, if any, of the Companies Act, 1956 (including any modification or re-enactment thereof for the time being in force), and in accordance with the provisions of the Memorandum and Articles of Association of the Company, the listing agreements with the Stock Exchanges and the Securities and Exchange Board of India (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999 and other rules and regulations, prescribed by the Securities and Exchange Board of India ("SEBI") or any other relevant authority, from time to time, to the extent applicable and subject to any approvals, consents, permissions and sanctions of any authorities as may be required, and subject to any such conditions or modifications as may be prescribed or imposed by such authorities while granting such approvals, consents, permissions and sanctions, and which may be agreed to and accepted by the Board of Directors of the Company (hereinafter referred to as "the Board", which term shall be deemed to include any Committee constituted/to be constituted by the Board to exercise its powers including the powers conferred by this Resolution), consent of the Company be and is hereby accorded to the Board to extend the benefits of the Reliance Energy Employee Stock Option Scheme (ESOS) referred to in the resolution under Item No. 1 of this Notice and duly passed by the Members, subject to the overall limit specified under the said ESOS, to such permanent employees of the holding company and subsidiary companies of the Company whether working in India or out of India and Directors of the holding company and subsidiary companies whether whole-time Directors or otherwise and/or such other persons, as may from time to time, be allowed to enjoy the benefits of the ESOS under prevailing laws and regulations on such terms and conditions as may be decided by the Board.

Resolved further that for the purpose of giving effect to the above resolution, the Board be and is hereby authorised to do all such acts, deeds, matters and things as it may, in its absolute discretion, deem necessary, expedient or proper and to settle any questions, difficulties or doubts that may arise in this regard at any stage including at the time of listing of the Securities without requiring the Board to secure any further consent or approval of the Members of the Company to the end and intent that they shall be deemed to have given their approval thereto expressly by the authority of this resolution.

Resolved further that the Board be and is hereby authorised to delegate all or any powers conferred herein, to any Committee of Directors or the Chairman or Vice-Chairman of the Company with a power to further delegate to any executives/officers of the Company to do all such acts, deeds, matters and things as also to execute such documents, writings, etc. as may be necessary in this regard".

3. **Payment of Commission to Non-executive Directors**

To consider and if thought fit, to pass with or without modification(s), the following resolution as a **Special Resolution:**

"**Resolved that** pursuant to Section 309 and all other applicable provisions, if any, of the Companies Act, 1956 ("the Act") and subject to all approvals, permissions and sanctions as may be necessary, approval of the Company be and is hereby accorded for the payment of commission to the Director(s) of the Company who is/are neither in the whole-time employment nor managing director(s), in accordance with and up to the limits laid down under the provisions of Section 309(4) of the Act, computed in the manner specified in the Act, for a period of 5 years from the financial year commencing 1st April, 2006, in such manner and up to such extent as the Remuneration Committee of the Board may, from time to time, determine.

Resolved further that for the purpose of giving effect to this resolution, the Board and/or Remuneration Committee constituted by the Board be and are hereby authorised to take all actions and do all such deeds, matters and things, as it may in its absolute discretion deem necessary, proper or desirable and to settle any question, difficulty or doubt that may arise in this regard."

4. **Alteration of the Articles of Association of the Company**

To consider and if thought fit, to pass with or without modification(s), the following Resolution as a **Special Resolution:**

"**Resolved that** pursuant to the provisions of Section 31 and other applicable provisions, if any, of the Companies Act,

1956 (including any statutory modification or re-enactment thereof for the time being in force), the Articles of Association of the Company be and is hereby altered by deleting the existing Article 131(a).

Resolved further that for the purpose of giving effect to this resolution, the Board of Directors of the Company be and is hereby authorised to take all such steps and actions and give such directions as may be in its absolute discretion deemed necessary and to settle any question that may arise in this regard."

Registered Office
Reliance Energy Centre
Santa Cruz (East)
Mumbai 400 055

Mumbai, 28th November, 2006

By Order of the Board
For Reliance Energy Limited

Ramesh Shenoy
Company Secretary

Notes:

1. The relative Explanatory Statement pursuant to Section 173 of the Companies Act, 1956 setting out material facts is annexed hereto.

2. The Board of Directors at its meeting held on 19th July, 2006 has appointed Shri Anil Lohia, Chartered Accountant, as Scrutinizer to receive and scrutinize the completed ballot papers from the Members. The Postal Ballot Form and the self-addressed business reply envelope are enclosed for use of Members.

3. You are requested to read carefully the instructions printed in the Postal Ballot Form and return the Form duly completed with the assent (for) or dissent (against), in the attached pre-paid envelope, so as to reach the Scrutinizer **on or before 6th January, 2007** to be eligible for being considered, failing which, it will be strictly treated as if no reply has been received from the Member. The Scrutinizer will submit his report to the Chairman after completion of scrutiny and the results of the postal ballot will be announced on 8th January, 2007 at the Registered Office of the Company at Reliance Energy Centre, Santa Cruz (East), Mumbai 400 055 at 11.00 a.m.

4. All the documents referred to in the accompanying Notice and Explanatory Statement are open for inspection at the Registered Office of the Company during office hours on all working days up to 6th January, 2007.

Annexure to Notice

Explanatory Statement Pursuant to Section 173(2) and 192A(2) of the Companies Act, 1956

Item Nos. 1 and 2 - Employee Stock Option Scheme

The human resource plays a vital role in the growth and success of an organisation. The Board recognising the need to reward the employees and to enable them to participate in the future growth and financial success of the Company, has proposed to offer the employees an option to acquire the equity shares of the Company under the Employee Stock Option Scheme (ESOS). Stock Options will enable aligning the interests of the employees with those of the Company and its Shareholders and will create a common sense of ownership among them. This will act as an effective tool to attract, reward, motivate and retain the best talent in the industry.

The Company, after the SEBI (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines 1999 were introduced, had approved, in principle the grant of Options to the employees of the Company vide Special Resolution passed at the 71st Annual General Meeting of the Company held on 24th August,2000.The Board has now formulated an ESOS in accordance with the SEBI (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999 under which the maximum number of equity shares of the Company that could be created, offered, issued and allotted under ESOS should not exceed five per cent of the issued equity shares of the Company, as on the date(s) of the grant of option(s) under ESOS and has made certain modifications to the earlier proposal. As a measure of good corporate governance practice, the Board thought it fit to again place the matter for the approval of the Members of the Company, in supersession of the aforesaid resolution passed on 24th August, 2000.

The salient features of the Reliance Energy Employee Stock Option Scheme ("ESOS") are set out below:

Total number of Options that could be issued under ESOS: Up to five per cent of the aggregate of the number of issued and paid-up equity shares of the Company as on 30th September, 2006, i.e. up to 1,06,56,515 Options to the Eligible Employees as specified hereunder:

One option would entitle the holder of the options a right to apply for one equity share of face value of Rs.10 and/or equity linked instrument including any depository receipt entitling for one equity share of Rs.10 of the Company, as may be decided by the Board. The Options shall not be pledged, hypothecated, mortgaged or otherwise alienated in any other manner.

The Options which lapse/expire or are forfeited will be available for grant to Eligible Employee(s).

Grant Date: The date(s) of the Meeting of the Board/Committee approving the grant of Option(s).

Plans: ESOS may be implemented through one or more Plans.

Eligibility for grant of options:

(a) Persons who are in the permanent employment of the Company or holding Company or Subsidiary Companies in such grade and with such experience/association with the Company, as may be decided by the Board/Committee.

(b) Directors (including whole-time Directors) of the Company and holding company and subsidiary companies at any t[illegible]

(c) [illegible] time, be allowed under prevailing laws and regulations and as may be [illegible]

Above persons are referred herein collectively as the "Eligible Employees"

Employees not eligible for grant of options:

An employee who is a promoter or belongs to the promoter group or a director who either by himself or through his relative or through any body corporate, directly or indirectly holds more than 10 per cent of the outstanding equity shares of the Company at the time of granting of option shall not be eligible to participate in the ESOS.

Vesting, requirements of vesting and maximum period of vesting: The vesting period under each Plan shall commence on the expiry of one year from the Grant Date and may extend up to five years or such further or other period as the Board/Committee may determine, from the Grant Date.

The Options may vest in one or more tranches, subject to the terms and conditions as may be stipulated by the Board/Committee, which may include satisfactory performance of the Eligible Employees and their continued employment/association with the Company/holding Company/Subsidiary Companies, as the case may be, unless such employment/association is discontinued on account of death, permanent/total incapacity/disability or on retirement. In the event of death of an employee while in employment, all the Options granted to him till such date shall vest in the legal heirs or nominees of the deceased employee. In case the employee suffers a permanent incapacity while in employment, all the Options granted to him as on the date of permanent incapacitation shall vest in him on that day.

If the Eligible Employees voluntarily terminates employment/association with the Company/holding company/subsidiary Companies, as the case may be, the Options to the extent not vested shall lapse/expire and be Forfeited Forthwith. However, this shall not be applicable to the Eligible Employees who have resigned or who may resign from time to time to join companies, approved by the Board/Committee, that have been established or promoted or set up (whether solely or jointly with any other entity) by the Company.

Exercise price: The equity shares would be issued at a market price (Exercise Price), which would be the latest available closing price on the stock exchange, which records highest trading volume in the Company's equity shares on the date prior to the date of the Meeting of the Board/Committee at which Options are granted/shares are issued or at such price as the Board/Committee may determine on the date(s) of grant of Option(s) in accordance with the applicable Guidelines. Different Exercise Prices may apply to different Plans.

Exercise period and process of exercise: The exercise period shall commence from the date of vesting and expire at the end of five years from the date of vesting or ten years from the Grant Date, whichever is later as may be stipulated in the respective Plan(s) or such other period as may be decided by the Board/Committee. The Options would be exercisable by submitting the requisite application form/exercise notice to the Company or such other person as the Company may prescribe, subject to conditions for payment of Exercise Price in the manner prescribed by the Board/Committee.

Appraisal process: The Board/Committee shall determine the eligibility criteria for the Eligible Employees under the ESOS based on their evaluation on various parameters, such as length of service, grade, performance, technical knowledge, leadership qualities, merit, contribution and conduct, future potential, etc., and such other factors as may be deemed appropriate by it.

Maximum number of Options to be issued per employee and in aggregate: The maximum number of Options/Securities granted to any single Eligible Employee (including any non-executive or independent Director) during any one year shall be less than one per cent of the issued and paid up equity shares of the Company i.e. up to 21,31,302 equity shares. The aggregate of all such grants shall not result into equity shares exceeding five per cent of the paid up equity shares of the Company as on 30th September, 2006 i.e. up to 1,06,56,515 equity shares.

Disclosure and accounting policies: The Company shall comply with the disclosure and accounting policies prescribed by the Securities and Exchange Board of India (SEBI) and any other appropriate authority, from time to time.

Method of valuation: The Company shall use the intrinsic value method for valuation of the Options. The intrinsic value means excess of the market price of shares under the ESOS over the exercise price of the Options (including upfront payment, if any). The difference between the employee compensation cost so computed and the employee compensation cost that shall have been recognised, had the fair value of the Options been recognised, shall be disclosed in the Directors' Report and the impact of such difference on profits and on EPS of the Company shall also be disclosed in the Directors' Report.

ESOS to Employees and Directors of holding/subsidiary companies and other persons: The benefit of ESOS shall also be extended to the permanent employees and directors (including whole-time directors) of the holding and subsidiary companies of the Company and/or such other persons, as may from time to time, be allowed to enjoy the benefits of the ESOS, in the same manner and subject to terms and conditions as mentioned herein. The aggregate Options/Securities issued in terms of the ESOS shall not exceed the overall limits as mentioned in the ESOS i.e. five per cent of the issued and paid up equity shares of the Company as on 30th September, 2006, i.e. up to 1,06,56,515 Equity Shares.

The Board has accordingly decided to seek the approval of the Members for extending the Scheme to the permanent employees and directors of the holding and subsidiary companies of the Company and/or such other persons, as may from time to time, be allowed to enjoy the benefits of the ESOS, within the overall limit as set out in the proposed Resolutions stated at Item No. 1 and 2 of the accompanying Notice.

Securities and Exchange Board of India (SEBI) (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999 provides for separate approval of Members to be obtained for the employees and directors of holding and subsidiary companies of the Company.

In terms of the provisions of Section 81(1A) and all other applicable provisions, if any, of the Companies Act, 1956 and the SEBI (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999, approval of the Members is sought to issue equity shares, pursuant to the options granted under the ESOS to the employees and directors of the holding and subsidiary companies of the Company, not exceeding in aggregate, five per cent of the issued and paid-up equity shares of the Company as on 30th September, 2006, i.e.; up to 1,06,56,515 Equity Shares.

The Board may, in its absolute discretion, provide for an appropriate ESOS to be operated through any ESOS Trust, which shall be governed and operated in terms of the provisions stipulated therein.

The Board/Committee shall have the absolute authority to vary or modify the terms of the ESOS in accordance with the regulations and guidelines prescribed by SEBI or regulations that may be issued by any appropriate authority, from time to time, unless such variation, modification or alteration is detrimental to the interests of the employees/directors (including whole-time directors).

The Options to be granted under the Scheme shall not be treated as an offer or invitation made to public for subscription in the securities of the Company.

The Board of Directors accordingly recommends the resolutions set out at Item No. 1 and 2 of the accompanying Notice for the approval of the Members. Your approval is sought by voting by Postal Ballot in terms of the provisions of Section 192A of the Companies Act, 1956, read with the provisions of the Companies (Passing of Resolution by Postal Ballot) Rules, 2001.

None of the Directors of the Company is, in any way, concerned or interested in the resolutions, except to the extent of the Options that may be offered to them under the Scheme.

Item No. 3 - Payment of Commission to Non-executive Directors

Currently, the Non-Executive Directors are paid commission not exceeding Rs. 30 lakh per annum in the aggregate or one per cent of the net profits of the Company, whichever is lower, in terms of the resolution passed by the Members at the Annual General Meeting held on 9th June, 2003. The said approval was valid for a period of three years from the financial year commencing 1st April, 2003.

The Board has adopted the Reliance Anil Dhirubhai Ambani Group - Corporate Governance Policies and Code of Conduct, which emphasises the Company's adherence to the globally acclaimed best corporate governance principles. These principles, inter alia, envisage a performance driven remuneration policy.

The non-executive directors are required to devote more time and attention to the Company, particularly in view of the requirements of the revised Corporate Governance Policies. The Board, therefore, recognizes the need to suitably remunerate the director(s) of the Company who are neither in the whole-time employment nor managing director(s) with commission up to a ceiling of one per cent of the net profits of the Company, every year, computed in the manner specified in the Act, or such other limit as may be approved by the Central Government, for a period of 5 years from the financial year commencing 1st April, 2006. The quantum of the said commission would be apportioned amongst the Non-Executive Directors in such manner as the Chairman and Managing Director may from time to time determine, every year for a period of five years commencing from the financial year 1st April, 2006.

The Board of Directors accordingly recommend the resolution set out at Item No. 3 of the accompanying Notice for the approval of the Members. Your approval is sought by voting by Postal Ballot in terms of the provisions of Section 192A of the Companies Act, 1956, read with the provisions of the Companies (Passing of Resolution by Postal Ballot) Rules, 2001.

All the non-executive directors of the Company, may be deemed to be concerned or interested in this resolution to the extent of commission that may be payable to them from time to time.

Item No 4 - Alteration to the Articles of Association

Pursuant to the re-organisation of the Reliance Group, it is proposed to delete the existing Article 131(a) of the Articles of Association of the Company since Reliance Industries Limited ceased to be the promoter of the Company.

The Board of Directors accordingly recommend the resolution set out at Item No. 4 of the accompanying Notice for the approval of the Members. Your approval is sought by voting by Postal Ballot in terms of the provisions of Section 192A of the Companies Act, 1956, read with the provisions of the Companies (Passing of Resolution by Postal Ballot) Rules, 2001.

A copy of the Company's Memorandum and Articles of Association is open for inspection of the Members at the Registered Office of the Company on any working day between 11.00 a.m. and 1.00 p.m. up to 6th January, 2007.

None of the Directors of the Company, except Shri Anil Dhirubhai Ambani, is deemed to be concerned or interested in passing of this resolution.

By Order of the Board
For Reliance Energy Limited

Registered Office :
Reliance Energy Centre
Santa Cruz (East)
Mumbai 400 055

Ramesh Shenoy
Company Secretary

Mumbai, 28th November , 2006

Reliance Energy
Anil Dhirubhai Ambani Group

Postal Ballot Notice

Registered Office Reliance Energy Centre, Santa Cruz (East), Mumbai 400 055.

Reliance Energy Limited

Notice Pursuant to Section 192A of the Companies Act, 1956

Notice is hereby given, pursuant to Section 192A of the Companies Act, 1956 read with the Companies (Passing of Resolution by Postal Ballot) Rules, 2001 to transact the following special business by the Members of Reliance Energy Limited by passing Resolution through Postal Ballot:

Special Business

1. Issue of Securities under Employees Stock Option Scheme (ESOS)

To consider and, if thought fit, to pass, with or without modification(s), the following Resolution as a **Special Resolution:**

"**Resolved that** in supersession of the special resolution under Item No.10 passed by the Members at the 71st Annual General Meeting of the Company held on 24th August,2000 and pursuant to Section 81 (1A) and all other applicable provisions, if any, of the Companies Act, 1956 (including any modification or re-enactment thereof for the time being in force), and in accordance with the provisions of the Memorandum and Articles of Association of the Company, the listing agreements with the Stock Exchanges and the Securities and Exchange Board of India (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999 and other rules and regulations, prescribed by the Securities and Exchange Board of India ("SEBI") or any other relevant authority, from time to time, to the extent applicable and subject to any approvals, consents, permissions and sanctions of any authorities as may be required, and subject to any such conditions or modifications as may be prescribed or imposed by such authorities while granting such approvals, consents, permissions and sanctions, and which may be agreed to and accepted by the Board of Directors of the Company (hereinafter referred to as "the Board", which term shall be deemed to include any Committee constituted/to be constituted by the Board to exercise its powers including the powers conferred by this Resolution), consent of the Company be and is hereby accorded to the Board to introduce and implement the Reliance Energy Employee Stock Option Scheme ("ESOS") as detailed in the explanatory statement to this Notice and to create, grant, offer, issue and allot, to or for the benefit of such person(s) who are in the permanent employment of the Company, its holding/subsidiary companies, whether working in India or out of India and the Directors (including whole-time Directors) of the Company and its holding/subsidiary companies, (hereinafter collectively referred to as the "Employees"), equity shares of the Company and/or Options giving right to purchase or subscribe such number of equity shares/equity linked instruments including any depositary receipts, which could give rise to the issue of equity shares (hereinafter collectively referred to as the "Securities") of the Company, at such price, in such manner, during such period, in one or more tranches and on such terms and conditions as the Board may decide.

Resolved further that the maximum number of Securities issued/granted in terms of this resolution, to any single Employee (including any non executive or independent Director) during any one year shall be less than one per cent of the issued and paid-up equity shares of the Company i.e. up to 21,31,302 equity shares; provided however that the aggregate Securities issued/granted to all the Employees/other persons under the ESOS shall not exceed (5%) five per cent of the existing paid-up share capital of the Company as on 30th September, 2006, i.e. up to 1,06,56,515 equity shares of the Company.

Resolved further that the Board be and is hereby authorised to formulate, evolve, decide upon and bring into effect the ESOS on such terms and conditions as contained in the Explanatory Statement to this Item in the Notice and to make any modification(s), change(s), variation(s), alteration(s) or revision(s) in the terms and conditions of the ESOS from time to time including but not limited to, amendment(s) with respect to vesting period and schedule, number of options, exercise price, exercise period, eligibility criteria or to suspend, withdraw, terminate or revise the ESOS.

Resolved further that the Securities may be allotted in accordance with the ESOS either directly and/or through an existing trust or a trust which may be set up and/or in any other permissible manner and that the ESOS may also envisage for providing any financial assistance to the trust to enable the trust to acquire, purchase or subscribe the Securities of the Company as per the ESOS.

Resolved further that subject to the terms stated herein, the equity shares allotted pursuant to the aforesaid Resolution shall in all respects rank pari passu inter se with the then existing equity shares of the Company.

Resolved further that the Board be and is hereby authorised to take necessary steps for listing of the Securities allotted under the ESOS on the Stock Exchanges, where the securities of the Company are listed, as per the provisions of the Listing Agreements executed with the concerned Stock Exchanges and other guidelines, rules and regulations as may be applicable.

Resolved further that for the purpose of giving effect to this resolution, the Board be and is hereby authorised on behalf of the Company to do all such acts, deeds, matters and things as it may, in its absolute discretion, deem necessary, expedient, proper or desirable and to settle all questions, difficulties or doubts that may arise in this regard at any stage

including at the time of listing of Securities, without requiring the Board to secure any further consent or approval of the Members of the Company to the end and intent that they shall be deemed to have given their approval thereto expressly by the authority of this resolution.

Resolved further that the Board be and is hereby authorised to delegate all or any powers conferred herein, to any Committee of Directors or the Chairman or the Vice-Chairman of the Company with a power to further delegate to any executives/officers of the Company to do all such acts, deeds, matters and things as also to execute such documents, writings, etc. as may be necessary in this regard".

2. Issue of Securities under the Employees Stock Option Scheme to employees of holding company and subsidiary companies

To consider and, if thought fit, to pass, with or without modification(s), the following Resolution as a **Special Resolution:**

"**Resolved that** pursuant to Section 81 (1A) and all other applicable provisions, if any, of the Companies Act, 1956 (including any modification or re-enactment thereof for the time being in force), and in accordance with the provisions of the Memorandum and Articles of Association of the Company, the listing agreements with the Stock Exchanges and the Securities and Exchange Board of India (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999 and other rules and regulations, prescribed by the Securities and Exchange Board of India ("SEBI") or any other relevant authority, from time to time, to the extent applicable and subject to any approvals, consents, permissions and sanctions of any authorities as may be required, and subject to any such conditions or modifications as may be prescribed or imposed by such authorities while granting such approvals, consents, permissions and sanctions, and which may be agreed to and accepted by the Board of Directors of the Company (hereinafter referred to as "the Board", which term shall be deemed to include any Committee constituted/to be constituted by the Board to exercise its powers including the powers conferred by this Resolution), consent of the Company be and is hereby accorded to the Board to extend the benefits of the Reliance Energy Employee Stock Option Scheme (ESOS) referred to in the resolution under Item No. 1 of this Notice and duly passed by the Members, subject to the overall limit specified under the said ESOS, to such permanent employees of the holding company and subsidiary companies of the Company whether working in India or out of India and Directors of the holding company and subsidiary companies whether whole-time Directors or otherwise and/or such other persons, as may from time to time, be allowed to enjoy the benefits of the ESOS under prevailing laws and regulations on such terms and conditions as may be decided by the Board.

Resolved further that for the purpose of giving effect to the above resolution, the Board be and is hereby authorised to do all such acts, deeds, matters and things as it may, in its absolute discretion, deem necessary, expedient or proper and to settle any questions, difficulties or doubts that may arise in this regard at any stage including at the time of listing of the Securities without requiring the Board to secure any further consent or approval of the Members of the Company to the end and intent that they shall be deemed to have given their approval thereto expressly by the authority of this resolution.

Resolved further that the Board be and is hereby authorised to delegate all or any powers conferred herein, to any Committee of Directors or the Chairman or Vice-Chairman of the Company with a power to further delegate to any executives/officers of the Company to do all such acts, deeds, matters and things as also to execute such documents, writings, etc. as may be necessary in this regard".

3. Payment of Commission to Non-executive Directors

To consider and if thought fit, to pass with or without modification(s), the following resolution as a **Special Resolution:**

"**Resolved that** pursuant to Section 309 and all other applicable provisions, if any, of the Companies Act, 1956 ("the Act") and subject to all approvals, permissions and sanctions as may be necessary, approval of the Company be and is hereby accorded for the payment of commission to the Director(s) of the Company who is/are neither in the whole-time employment nor managing director(s), in accordance with and up to the limits laid down under the provisions of Section 309(4) of the Act, computed in the manner specified in the Act, for a period of 5 years from the financial year commencing 1st April, 2006, in such manner and up to such extent as the Remuneration Committee of the Board may, from time to time, determine.

Resolved further that for the purpose of giving effect to this resolution, the Board and/or Remuneration Committee constituted by the Board be and are hereby authorised to take all actions and do all such deeds, matters and things, as it may in its absolute discretion deem necessary, proper or desirable and to settle any question, difficulty or doubt that may arise in this regard."

4. Alteration of the Articles of Association of the Company

To consider and if thought fit, to pass with or without modification(s), the following Resolution as a **Special Resolution:**

"**Resolved that** pursuant to the provisions of Section 31 and other applicable provisions, if any, of the Companies Act,

1956 (including any statutory modification or re-enactment thereof for the time being in force), the A Association of the Company be and is hereby altered by deleting the existing Article 131(a). 's of

Resolved further that for the purpose of giving effect to this resolution, the Board of Directors of the Co hereby authorised to take all such steps and actions and give such directions as may be in its absolute dis necessary and to settle any question that may arise in this regard." and is ned

Registered Office
Reliance Energy Centre
Santa Cruz (East)
Mumbai 400 055

By Orde
For Reliance E

Mumbai, 28th November, 2006

Ram
Compan

Notes:

1. The relative Explanatory Statement pursuant to Section 173 of the Companies Act, 1956 setting out material facts is annexed hereto.

2. The Board of Directors at its meeting held on 19th July, 2006 has appointed Shri Anil Lohia, Chartered Accountant, as Scrutinizer to receive and scrutinize the completed ballot papers from the Members. The Postal Ballot Form and the self-addressed business reply envelope are enclosed for use of Members.

3. You are requested to read carefully the instructions printed in the Postal Ballot Form and return the Form duly completed with the assent (for) or dissent (against), in the attached pre-paid envelope, so as to reach the Scrutinizer **on or before 6th January, 2007** to be eligible for being considered, failing which, it will be strictly treated as if no reply has been received from the Member. The Scrutinizer will submit his report to the Chairman after completion of scrutiny and the results of the postal ballot will be announced on 8th January, 2007 at the Registered Office of the Company at Reliance Energy Centre, Santa Cruz (East), Mumbai 400 055 at 11.00 a.m.

4. All the documents referred to in the accompanying Notice and Explanatory Statement are open for inspection at the Registered Office of the Company during office hours on all working days up to 6th January, 2007.

Annexure to Notice

Explanatory Statement Pursuant to Section 173(2) and 192A(2) of the Companies Act, 1956

Item Nos. 1 and 2 - Employee Stock Option Scheme

The human resource plays a vital role in the growth and success of an organisation. The Board recognising the need to reward the employees and to enable them to participate in the future growth and financial success of the Company, has proposed to offer the employees an option to acquire the equity shares of the Company under the Employee Stock Option Scheme (ESOS). Stock Options will enable aligning the interests of the employees with those of the Company and its Shareholders and will create a common sense of ownership among them. This will act as an effective tool to attract, reward, motivate and retain the best talent in the industry.

The Company, after the SEBI (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines 1999 were introduced, had approved, in principle the grant of Options to the employees of the Company vide Special Resolution passed at the 71st Annual General Meeting of the Company held on 24th August,2000.The Board has now formulated an ESOS in accordance with the SEBI (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999 under which the maximum number of equity shares of the Company that could be created, offered, issued and allotted under ESOS should not exceed five per cent of the issued equity shares of the Company, as on the date(s) of the grant of option(s) under ESOS and has made certain modifications to the earlier proposal. As a measure of good corporate governance practice, the Board thought it fit to again place the matter for the approval of the Members of the Company, in supersession of the aforesaid resolution passed on 24th August, 2000.

The salient features of the Reliance Energy Employee Stock Option Scheme ("ESOS") are set out below:

Total number of Options that could be issued under ESOS: Up to five per cent of the aggregate of the number of issued and paid-up equity shares of the Company as on 30th September, 2006, i.e. up to 1,06,56,515 Options to the Eligible Employees as specified hereunder:

One option would entitle the holder of the options a right to apply for one equity share of face value of Rs.10 and/or equity linked instrument including any depository receipt entitling for one equity share of Rs.10 of the Company, as may be decided by the Board. The Options shall not be pledged, hypothecated, mortgaged or otherwise alienated in any other manner.

which lapse/expire or are forfeited will be available for grant to Eligible Employee(s).

...te: The date(s) of the Meeting of the Board/Committee approving the grant of Option(s).

ESOS may be implemented through one or more Plans.

...bility for grant of options:

...) Persons who are in the permanent employment of the Company or holding Company or Subsidiary Companies in such grade and with such experience/association with the Company, as may be decided by the Board/Committee.

(b) D[illegible] (including whole-time Directors) of the Company and holding company and subsidiary companies at any t[illegible]

(c) [illegible] under prevailing laws and regulations and as may be [illegible]

Abov[illegible] are referred herein collectively as the "Eligible Employees"

Employees not eligible for grant of options:

An employee who is a promoter or belongs to the promoter group or a director who either by himself or through his relative or through any body corporate, directly or indirectly holds more than 10 per cent of the outstanding equity shares of the Company at the time of granting of option shall not be eligible to participate in the ESOS.

Vesting, requirements of vesting and maximum period of vesting: The vesting period under each Plan shall commence on the expiry of one year from the Grant Date and may extend up to five years or such further or other period as the Board/Committee may determine, from the Grant Date.

The Options may vest in one or more tranches, subject to the terms and conditions as may be stipulated by the Board/Committee, which may include satisfactory performance of the Eligible Employees and their continued employment/association with the Company/holding Company/Subsidiary Companies, as the case may be, unless such employment/association is discontinued on account of death, permanent/total incapacity/disability or on retirement. In the event of death of an employee while in employment, all the Options granted to him till such date shall vest in the legal heirs or nominees of the deceased employee. In case the employee suffers a permanent incapacity while in employment, all the Options granted to him as on the date of permanent incapacitation shall vest in him on that day.

If the Eligible Employees voluntarily terminates employment/association with the Company/holding company/subsidiary Companies, as the case may be, the Options to the extent not vested shall lapse/expire and be Forfeited Forthwith. However, this shall not be applicable to the Eligible Employees who have resigned or who may resign from time to time to join companies, approved by the Board/Committee, that have been established or promoted or set up (whether solely or jointly with any other entity) by the Company.

Exercise price: The equity shares would be issued at a market price (Exercise Price), which would be the latest available closing price on the stock exchange, which records highest trading volume in the Company's equity shares on the date prior to the date of the Meeting of the Board/Committee at which Options are granted/shares are issued or at such price as the Board/Committee may determine on the date(s) of grant of Option(s) in accordance with the applicable Guidelines. Different Exercise Prices may apply to different Plans.

Exercise period and process of exercise: The exercise period shall commence from the date of vesting and expire at the end of five years from the date of vesting or ten years from the Grant Date, whichever is later as may be stipulated in the respective Plan(s) or such other period as may be decided by the Board/Committee. The Options would be exercisable by submitting the requisite application form/exercise notice to the Company or such other person as the Company may prescribe, subject to conditions for payment of Exercise Price in the manner prescribed by the Board/Committee.

Appraisal process: The Board/Committee shall determine the eligibility criteria for the Eligible Employees under the ESOS based on their evaluation on various parameters, such as length of service, grade, performance, technical knowledge, leadership qualities, merit, contribution and conduct, future potential, etc., and such other factors as may be deemed appropriate by it.

Maximum number of Options to be issued per employee and in aggregate: The maximum number of Options/Securities granted to any single Eligible Employee (including any non-executive or independent Director) during any one year shall be less than one per cent of the issued and paid up equity shares of the Company i.e. up to 21,31,302 equity shares. The aggregate of all such grants shall not result into equity shares exceeding five per cent of the paid up equity shares of the Company as on 30th September, 2006 i.e. up to 1,06,56,515 equity shares.

Disclosure and accounting policies: The Company shall comply with the disclosure and accounting policies prescribed by the Securities and Exchange Board of India (SEBI) and any other appropriate authority, from time to time.

Method of valuation: The Company shall use the intrinsic value method for valuation of the Options. The intrinsic value means excess of the market price of shares under the ESOS over the exercise price of the Options (including upfront payment, if any). The difference between the employee compensation cost so computed and the employee compensation cost that shall have been recognised, had the fair value of the Options been recognised, shall be disclosed in the Directors' Report and the impact of such difference on profits and on EPS of the Company shall also be disclosed in the Directors' Report.

ESOS to Employees and Directors of holding/subsidiary companies and other persons: The benefit of ESOS shall also be extended to the permanent employees and directors (including whole-time directors) of the holding and subsidiary companies of the Company and/or such other persons, as may from time to time, be allowed to enjoy the benefits of the ESOS, in the same manner and subject to terms and conditions as mentioned herein. The aggregate Options/Securities issued in terms of the ESOS shall not exceed the overall limits as mentioned in the ESOS i.e. five per cent of the issued and paid up equity shares of the Company as on 30th September, 2006, i.e. up to 1,06,56,515 Equity Shares.

The Board has accordingly decided to seek the approval of the Members for extending the Scheme to the permanent employees and directors of the holding and subsidiary companies of the Company and/or such other persons, as may from time to time, be allowed to enjoy the benefits of the ESOS, within the overall limit as set out in the proposed Resolutions stated at Item No. 1 and 2 of the accompanying Notice.

Securities and Exchange Board of India (SEBI) (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999 provides for separate approval of Members to be obtained for the employees and directors of holding and subsidiary companies of the Company.

In terms of the provisions of Section 81(1A) and all other applicable provisions, if any, of the Companies Act, 1956 and the SEBI (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999, approval of the Members is sought to issue equity shares, pursuant to the options granted under the ESOS to the employees and directors of the holding and subsidiary companies of the Company, not exceeding in aggregate, five per cent of the issued and paid-up equity shares of the Company as on 30th September, 2006, i.e.: up to 1,06,56,515 Equity Shares.

The Board may, in its absolute discretion, provide for an appropriate ESOS to be operated through any ESOS Trust, which shall be governed and operated in terms of the provisions stipulated therein.

The Board/Committee shall have the absolute authority to vary or modify the terms of the ESOS in accordance with the regulations and guidelines prescribed by SEBI or regulations that may be issued by any appropriate authority, from time to time, unless such variation, modification or alteration is detrimental to the interests of the employees/directors (including whole-time directors).

The Options to be granted under the Scheme shall not be treated as an offer or invitation made to public for subscription in the securities of the Company.

The Board of Directors accordingly recommends the resolutions set out at Item No. 1 and 2 of the accompanying Notice for the approval of the Members. Your approval is sought by voting by Postal Ballot in terms of the provisions of Section 192A of the Companies Act, 1956, read with the provisions of the Companies (Passing of Resolution by Postal Ballot) Rules, 2001.

None of the Directors of the Company is, in any way, concerned or interested in the resolutions, except to the extent of the Options that may be offered to them under the Scheme.

Item No. 3 - Payment of Commission to Non-executive Directors

Currently, the Non-Executive Directors are paid commission not exceeding Rs. 30 lakh per annum in the aggregate or one per cent of the net profits of the Company, whichever is lower, in terms of the resolution passed by the Members at the Annual General Meeting held on 9th June, 2003. The said approval was valid for a period of three years from the financial year commencing 1st April, 2003.

The Board has adopted the Reliance Anil Dhirubhai Ambani Group - Corporate Governance Policies and Code of Conduct, which emphasises the Company's adherence to the globally acclaimed best corporate governance principles. These principles, inter alia, envisage a performance driven remuneration policy.

The non-executive directors are required to devote more time and attention to the Company, particularly in view of the requirements of the revised Corporate Governance Policies. The Board, therefore, recognizes the need to suitably remunerate the director(s) of the Company who are neither in the whole-time employment nor managing director(s) with commission up to a ceiling of one per cent of the net profits of the Company, every year, computed in the manner specified in the Act, or such other limit as may be approved by the Central Government, for a period of 5 years from the financial year commencing 1st April, 2006. The quantum of the said commission would be apportioned amongst the Non-Executive Directors in such manner as the Chairman and Managing Director may from time to time determine, every year for a period of five years commencing from the financial year 1st April, 2006.

The Board of Directors accordingly recommend the resolution set out at Item No. 3 of the accompanying Notice for the approval of the Members. Your approval is sought by voting by Postal Ballot in terms of the provisions of Section 192A of the Companies Act, 1956, read with the provisions of the Companies (Passing of Resolution by Postal Ballot) Rules, 2001.

All the non-executive directors of the Company, may be deemed to be concerned or interested in this resolution to the extent of commission that may be payable to them from time to time.

Item No 4 - Alteration to the Articles of Association

Pursuant to the re-organisation of the Reliance Group, it is proposed to delete the existing Article 131(a) of the Articles of Association of the Company since Reliance Industries Limited ceased to be the promoter of the Company.

The Board of Directors accordingly recommend the resolution set out at Item No. 4 of the accompanying Notice for the approval of the Members. Your approval is sought by voting by Postal Ballot in terms of the provisions of Section 192A of the Companies Act, 1956, read with the provisions of the Companies (Passing of Resolution by Postal Ballot) Rules, 2001.

A copy of the Company's Memorandum and Articles of Association is open for inspection of the Members at the Registered Office of the Company on any working day between 11.00 a.m. and 1.00 p.m. up to 6th January, 2007.

None of the Directors of the Company, except Shri Anil Dhirubhai Ambani, is deemed to be concerned or interested in passing of this resolution.

By Order of the Board
For Reliance Energy Limited

Registered Office :
Reliance Energy Centre
Santa Cruz (East)
Mumbai 400 055

Ramesh Shenoy
Company Secretary

Mumbai, 28th November , 2006

Reliance Energy
Anil Dhirubhai Ambani Group

Postal Ballot Notice

Reliance Energy Limited

Notice Pursuant to Section 192A of the Companies Act, 1956

Notice is hereby given, pursuant to Section 192A of the Companies Act, 1956 read with the Companies (Passing of Resolution by Postal Ballot) Rules, 2001 to transact the following special business by the Members of Reliance Energy Limited by passing Resolution through Postal Ballot:

Special Business

1. **Issue of Securities under Employees Stock Option Scheme (ESOS)**

To consider and, if thought fit, to pass, with or without modification(s), the following Resolution as a **Special Resolution:**

"**Resolved that** in supersession of the special resolution under Item No.10 passed by the Members at the 71st Annual General Meeting of the Company held on 24th August,2000 and pursuant to Section 81 (1A) and all other applicable provisions, if any, of the Companies Act, 1956 (including any modification or re-enactment thereof for the time being in force), and in accordance with the provisions of the Memorandum and Articles of Association of the Company, the listing agreements with the Stock Exchanges and the Securities and Exchange Board of India (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999 and other rules and regulations, prescribed by the Securities and Exchange Board of India ("SEBI") or any other relevant authority, from time to time, to the extent applicable and subject to any approvals, consents, permissions and sanctions of any authorities as may be required, and subject to any such conditions or modifications as may be prescribed or imposed by such authorities while granting such approvals, consents, permissions and sanctions, and which may be agreed to and accepted by the Board of Directors of the Company (hereinafter referred to as "the Board", which term shall be deemed to include any Committee constituted/to be constituted by the Board to exercise its powers including the powers conferred by this Resolution), consent of the Company be and is hereby accorded to the Board to introduce and implement the Reliance Energy Employee Stock Option Scheme ("ESOS") as detailed in the explanatory statement to this Notice and to create, grant, offer, issue and allot, to or for the benefit of such person(s) who are in the permanent employment of the Company, its holding/subsidiary companies, whether working in India or out of India and the Directors (including whole-time Directors) of the Company and its holding/subsidiary companies, (hereinafter collectively referred to as the "Employees"), equity shares of the Company and/or Options giving right to purchase or subscribe such number of equity shares/equity linked instruments including any depositary receipts, which could give rise to the issue of equity shares (hereinafter collectively referred to as the "Securities") of the Company, at such price, in such manner, during such period, in one or more tranches and on such terms and conditions as the Board may decide.

Resolved further that the maximum number of Securities issued/granted in terms of this resolution, to any single Employee (including any non executive or independent Director) during any one year shall be less than one per cent of the issued and paid-up equity shares of the Company i.e. up to 21,31,302 equity shares; provided however that the aggregate Securities issued/granted to all the Employees/other persons under the ESOS shall not exceed (5%) five per cent of the existing paid-up share capital of the Company as on 30th September, 2006, i.e. up to 1,06,56,515 equity shares of the Company.

Resolved further that the Board be and is hereby authorised to formulate, evolve, decide upon and bring into effect the ESOS on such terms and conditions as contained in the Explanatory Statement to this Item in the Notice and to make any modification(s), change(s), variation(s), alteration(s) or revision(s) in the terms and conditions of the ESOS from time to time including but not limited to, amendment(s) with respect to vesting period and schedule, number of options, exercise price, exercise period, eligibility criteria or to suspend, withdraw, terminate or revise the ESOS.

Resolved further that the Securities may be allotted in accordance with the ESOS either directly and/or through an existing trust or a trust which may be set up and/or in any other permissible manner and that the ESOS may also envisage for providing any financial assistance to the trust to enable the trust to acquire, purchase or subscribe the Securities of the Company as per the ESOS.

Resolved further that subject to the terms stated herein, the equity shares allotted pursuant to the aforesaid Resolution shall in all respects rank pari passu inter se with the then existing equity shares of the Company.

Resolved further that the Board be and is hereby authorised to take necessary steps for listing of the Securities allotted under the ESOS on the Stock Exchanges, where the securities of the Company are listed, as per the provisions of the Listing Agreements executed with the concerned Stock Exchanges and other guidelines, rules and regulations as may be applicable.

Resolved further that for the purpose of giving effect to this resolution, the Board be and is hereby authorised on behalf of the Company to do all such acts, deeds, matters and things as it may, in its absolute discretion, deem necessary, expedient, proper or desirable and to settle all questions, difficulties or doubts that may arise in this regard at any stage

including at the time of listing of Securities, without requiring the Board to secure any further consent or approval of the Members of the Company to the end and intent that they *shall be deemed* to have given their approval thereto expressly by the authority of this resolution.

Resolved further that the Board be and is hereby authorised to delegate all or any powers conferred herein, to any Committee of Directors or the Chairman or the Vice-Chairman of the Company with a power to further delegate to any executives/officers of the Company to do all such acts, deeds, matters and things as also to execute such documents, writings, etc. as may be necessary in this regard".

2. **Issue of Securities under the Employees Stock Option Scheme to employees of holding company and subsidiary companies**

To consider and, if thought fit, to pass, with or without modification(s), the following Resolution as a **Special Resolution:**

"**Resolved that** pursuant to Section 81 (1A) and all other applicable provisions, if any, of the Companies Act, 1956 (including any modification or re-enactment thereof for the time being in force), and in accordance with the provisions of the Memorandum and Articles of Association of the Company, the listing agreements with the Stock Exchanges and the Securities and Exchange Board of India (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999 and other rules and regulations, prescribed by the Securities and Exchange Board of India ("SEBI") or any other relevant authority, from time to time, to the extent applicable and subject to any approvals, consents, permissions and sanctions of any authorities as may be required, and subject to any such conditions or modifications as may be prescribed or imposed by such authorities while granting such approvals, consents, permissions and sanctions, and which may be agreed to and accepted by the Board of Directors of the Company (hereinafter referred to as "the *Board*", which term shall be deemed to include any Committee constituted/to be constituted by the Board to exercise its powers including the powers conferred by this Resolution), consent of the *Company* be and is hereby accorded to the Board to extend the benefits of the Reliance Energy Employee Stock Option Scheme (ESOS) referred to in the resolution under Item No. 1 of this Notice and duly passed by the Members, subject to the overall limit specified under the said ESOS, to such permanent employees of the holding company and subsidiary companies of the Company whether working in India or out of India and Directors of the holding company and subsidiary companies whether whole-time Directors or otherwise and/or such other persons, as may from time to time, be allowed to enjoy the benefits of the ESOS under prevailing laws and regulations on such terms and conditions as may be decided by the Board.

Resolved further that for the purpose of giving effect to the above resolution, the Board be and is hereby authorised to do all such acts, deeds, matters and things as it may, in its absolute discretion, deem necessary, expedient or proper and to settle any questions, difficulties or doubts that may arise in this regard at any stage including at the time of listing of the Securities without requiring the Board to secure any further consent or approval of the Members of the Company to the end and intent that they shall be deemed to have given their approval thereto expressly by the authority of this resolution.

Resolved further that the Board be and is hereby authorised to delegate all or any powers conferred herein, to any Committee of Directors or the Chairman or Vice-Chairman of the Company with a power to further delegate to any executives/officers of the Company to do all such acts, deeds, matters and things as also to execute such documents, writings, etc. as may be necessary in this regard".

3. **Payment of Commission to Non-executive Directors**

To consider and if thought fit, to pass with or without modification(s), the following resolution as a **Special Resolution:**

"**Resolved that** pursuant to Section 309 and all other applicable provisions, if any, of the Companies Act, 1956 ("the Act") and subject to all approvals, permissions and sanctions as may be necessary, approval of the Company be and is hereby accorded for the payment of commission to the Director(s) of the Company who is/are neither in the whole-time employment nor managing director(s), in accordance with and up to the limits laid down under the provisions of Section 309(4) of the Act, computed in the manner specified in the Act; for a period of 5 years from the financial year commencing 1st April, 2006, in such manner and up to such extent as the Remuneration Committee of the Board may, from time to time, determine.

Resolved further that for the purpose of giving effect to this resolution, the Board and/or Remuneration Committee constituted by the Board be and are hereby authorised to take all actions and do all such deeds, matters and things, as it may in its absolute discretion deem necessary, proper or desirable and to settle any question, difficulty or doubt that may arise in this regard."

4. **Alteration of the Articles of Association of the Company**

To consider and if thought fit, to pass with or without modification(s), the following Resolution as a **Special Resolution:**

"**Resolved that** pursuant to the provisions of Section 31 and other applicable provisions, if any, of the Companies Act,

1956 (including any statutory modification or re-enactment thereof for the time being in force), the Articles of Association of the Company be and is hereby altered by deleting the existing Article 131(a).

Resolved further that for the purpose of giving effect to this resolution, the Board of Directors of the Company be and is hereby authorised to take all such steps and actions and give such directions as may be in its absolute discretion deemed necessary and to settle any question that may arise in this regard."

Registered Office
Reliance Energy Centre
Santa Cruz (East)
Mumbai 400 055

By Order of the Board
For Reliance Energy Limited

Mumbai, 28th November, 2006

Ramesh Shenoy
Company Secretary

Notes:

1. The relative Explanatory Statement pursuant to Section 173 of the Companies Act, 1956 setting out material facts is annexed hereto.

2. The Board of Directors at its meeting held on 19th July, 2006 has appointed Shri Anil Lohia, Chartered Accountant, as Scrutinizer to receive and scrutinize the completed ballot papers from the Members. The Postal Ballot Form and the self-addressed business reply envelope are enclosed for use of Members.

3. You are requested to read carefully the instructions printed in the Postal Ballot Form and return the Form duly completed with the assent (for) or dissent (against), in the attached pre-paid envelope, so as to reach the Scrutinizer **on or before 6th January, 2007** to be eligible for being considered, failing which, it will be strictly treated as if no reply has been received from the Member. The Scrutinizer will submit his report to the Chairman after completion of scrutiny and the results of the postal ballot will be announced on 8th January, 2007 at the Registered Office of the Company at Reliance Energy Centre, Santa Cruz (East), Mumbai 400 055 at 11.00 a.m.

4. All the documents referred to in the accompanying Notice and Explanatory Statement are open for inspection at the Registered Office of the Company during office hours on all working days up to 6th January, 2007.

Annexure to Notice

Explanatory Statement Pursuant to Section 173(2) and 192A(2) of the Companies Act, 1956

Item Nos. 1 and 2 - Employee Stock Option Scheme

The human resource plays a vital role in the growth and success of an organisation. The Board recognising the need to reward the employees and to enable them to participate in the future growth and financial success of the Company, has proposed to offer the employees an option to acquire the equity shares of the Company under the Employee Stock Option Scheme (ESOS). Stock Options will enable aligning the interests of the employees with those of the Company and its Shareholders and will create a common sense of ownership among them. This will act as an effective tool to attract, reward, motivate and retain the best talent in the industry.

The Company, after the SEBI (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines 1999 were introduced, had approved, in principle the grant of Options to the employees of the Company vide Special Resolution passed at the 71st Annual General Meeting of the Company held on 24th August,2000.The Board has now formulated an ESOS in accordance with the SEBI (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999 under which the maximum number of equity shares of the Company that could be created, offered, issued and allotted under ESOS should not exceed five per cent of the issued equity shares of the Company, as on the date(s) of the grant of option(s) under ESOS and has made certain modifications to the earlier proposal. As a measure of good corporate governance practice, the Board thought it fit to again place the matter for the approval of the Members of the Company, in supersession of the aforesaid resolution passed on 24th August, 2000.

The salient features of the Reliance Energy Employee Stock Option Scheme ("ESOS") are set out below:

Total number of Options that could be issued under ESOS: Up to five per cent of the aggregate of the number of issued and paid-up equity shares of the Company as on 30th September, 2006, i.e. up to 1,06,56,515 Options to the Eligible Employees as specified hereunder:

One option would entitle the holder of the options a right to apply for one equity share of face value of Rs.10 and/or equity linked instrument including any depository receipt entitling for one equity share of Rs.10 of the Company, as may be decided by the Board. The Options shall not be pledged, hypothecated, mortgaged or otherwise alienated in any other manner.

The Options which lapse/expire or are forfeited will be available for grant to Eligible Employee(s).

Grant Date: The date(s) of the Meeting of the Board/Committee approving the grant of Option(s).

Plans: ESOS may be implemented through one or more Plans.

Eligibility for grant of options:

(a) Persons who are in the permanent employment of the Company or holding Company or Subsidiary Companies in such grade and with such experience/association with the Company, as may be decided by the Board/Committee.

(b) [illegible] (including whole time Directors) of the Company and holding company and subsidiary companies at any [illegible]

(c) [illegible] under prevailing laws and regulations and as may be [illegible]

Abov[illegible] are referred herein collectively as the "Eligible Employees"

Employees not eligible for grant of options:

An employee who is a promoter or belongs to the promoter group or a director who either by himself or through his relative or through any body corporate, directly or indirectly holds more than 10 per cent of the outstanding equity shares of the Company at the time of granting of option shall not be eligible to participate in the ESOS.

Vesting, requirements of vesting and maximum period of vesting: The vesting period under each Plan shall commence on the expiry of one year from the Grant Date and may extend up to five years or such further or other period as the Board/Committee may determine, from the Grant Date.

The Options may vest in one or more tranches, subject to the terms and conditions as may be stipulated by the Board/Committee, which may include satisfactory performance of the Eligible Employees and their continued employment/association with the Company/holding Company/Subsidiary Companies, as the case may be, unless such employment/association is discontinued on account of death, permanent/total incapacity/disability or on retirement. In the event of death of an employee while in employment, all the Options granted to him till such date shall vest in the legal heirs or nominees of the deceased employee. In case the employee suffers a permanent incapacity while in employment, all the Options granted to him as on the date of permanent incapacitation shall vest in him on that day.

If the Eligible Employees voluntarily terminates employment/association with the Company/holding company/subsidiary Companies, as the case may be, the Options to the extent not vested shall lapse/expire and be Forfeited Forthwith. However, this shall not be applicable to the Eligible Employees who have resigned or who may resign from time to time to join companies, approved by the Board/Committee, that have been established or promoted or set up (whether solely or jointly with any other entity) by the Company.

Exercise price: The equity shares would be issued at a market price (Exercise Price), which would be the latest available closing price on the stock exchange, which records highest trading volume in the Company's equity shares on the date prior to the date of the Meeting of the Board/Committee at which Options are granted/shares are issued or at such price as the Board/Committee may determine on the date(s) of grant of Option(s) in accordance with the applicable Guidelines. Different Exercise Prices may apply to different Plans.

Exercise period and process of exercise: The exercise period shall commence from the date of vesting and expire at the end of five years from the date of vesting or ten years from the Grant Date, whichever is later as may be stipulated in the respective Plan(s) or such other period as may be decided by the Board/Committee. The Options would be exercisable by submitting the requisite application form/exercise notice to the Company or such other person as the Company may prescribe, subject to conditions for payment of Exercise Price in the manner prescribed by the Board/Committee.

Appraisal process: The Board/Committee shall determine the eligibility criteria for the Eligible Employees under the ESOS based on their evaluation on various parameters, such as length of service, grade, performance, technical knowledge, leadership qualities, merit, contribution and conduct, future potential, etc., and such other factors as may be deemed appropriate by it.

Maximum number of Options to be issued per employee and in aggregate: The maximum number of Options/Securities granted to any single Eligible Employee (including any non-executive or independent Director) during any one year shall be less than one per cent of the issued and paid up equity shares of the Company i.e. up to 21,31,302 equity shares. The aggregate of all such grants shall not result into equity shares exceeding five per cent of the paid up equity shares of the Company as on 30th September, 2006 i.e. up to 1,06,56,515 equity shares.

Disclosure and accounting policies: The Company shall comply with the disclosure and accounting policies prescribed by the Securities and Exchange Board of India (SEBI) and any other appropriate authority, from time to time.

Method of valuation: The Company shall use the intrinsic value method for valuation of the Options. The intrinsic value means excess of the market price of shares under the ESOS over the exercise price of the Options (including upfront payment, if any). The difference between the employee compensation cost so computed and the employee compensation cost that shall have been recognised, had the fair value of the Options been recognised, shall be disclosed in the Directors' Report and the impact of such difference on profits and on EPS of the Company shall also be disclosed in the Directors' Report.

ESOS to Employees and Directors of holding/subsidiary companies and other persons: The benefit of ESOS shall also be extended to the permanent employees and directors (including whole-time directors) of the holding and subsidiary companies of the Company and/or such other persons, as may from time to time, be allowed to enjoy the benefits of the ESOS, in the same manner and subject to terms and conditions as mentioned herein. The aggregate Options/Securities issued in terms of the ESOS shall not exceed the overall limits as mentioned in the ESOS i.e. five per cent of the issued and paid up equity shares of the Company as on 30th September, 2006, i.e. up to 1,06,56,515 Equity Shares.

The Board has accordingly decided to seek the approval of the Members for extending the Scheme to the permanent employees and directors of the holding and subsidiary companies of the Company and/or such other persons, as may from time to time, be allowed to enjoy the benefits of the ESOS, within the overall limit as set out in the proposed Resolutions stated at Item No. 1 and 2 of the accompanying Notice.

Securities and Exchange Board of India (SEBI) (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999 provides for separate approval of Members to be obtained for the employees and directors of holding and subsidiary companies of the Company.

In terms of the provisions of Section 81(1A) and all other applicable provisions, if any, of the Companies Act, 1956 and the SEBI (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999, approval of the Members is sought to issue equity shares, pursuant to the options granted under the ESOS to the employees and directors of the holding and subsidiary companies of the Company, not exceeding in aggregate, five per cent of the issued and paid-up equity shares of the Company as on 30th September, 2006, i.e.; up to 1,06,56,515 Equity Shares.

The Board may, in its absolute discretion, provide for an appropriate ESOS to be operated through any ESOS Trust, which shall be governed and operated in terms of the provisions stipulated therein.

The Board/Committee shall have the absolute authority to vary or modify the terms of the ESOS in accordance with the regulations and guidelines prescribed by SEBI or regulations that may be issued by any appropriate authority, from time to time, unless such variation, modification or alteration is detrimental to the interests of the employees/directors (including whole-time directors).

The Options to be granted under the Scheme shall not be treated as an offer or invitation made to public for subscription in the securities of the Company.

The Board of Directors accordingly recommends the resolutions set out at Item No. 1 and 2 of the accompanying Notice for the approval of the Members. Your approval is sought by voting by Postal Ballot in terms of the provisions of Section 192A of the Companies Act, 1956, read with the provisions of the Companies (Passing of Resolution by Postal Ballot) Rules, 2001.

None of the Directors of the Company is, in any way, concerned or interested in the resolutions, except to the extent of the Options that may be offered to them under the Scheme.

Item No. 3 - Payment of Commission to Non-executive Directors

Currently, the Non-Executive Directors are paid commission not exceeding Rs. 30 lakh per annum in the aggregate or one per cent of the net profits of the Company, whichever is lower, in terms of the resolution passed by the Members at the Annual General Meeting held on 9th June, 2003. The said approval was valid for a period of three years from the financial year commencing 1st April, 2003.

The Board has adopted the Reliance Anil Dhirubhai Ambani Group - Corporate Governance Policies and Code of Conduct, which emphasises the Company's adherence to the globally acclaimed best corporate governance principles. These principles, inter alia, envisage a performance driven remuneration policy.

The non-executive directors are required to devote more time and attention to the Company, particularly in view of the requirements of the revised Corporate Governance Policies. The Board, therefore, recognizes the need to suitably remunerate the director(s) of the Company who are neither in the whole-time employment nor managing director(s) with commission up to a ceiling of one per cent of the net profits of the Company, every year, computed in the manner specified in the Act, or such other limit as may be approved by the Central Government, for a period of 5 years from the financial year commencing 1st April, 2006. The quantum of the said commission would be apportioned amongst the Non-Executive Directors in such manner as the Chairman and Managing Director may from time to time determine, every year for a period of five years commencing from the financial year 1st April, 2006.

The Board of Directors accordingly recommend the resolution set out at Item No. 3 of the accompanying Notice for the approval of the Members. Your approval is sought by voting by Postal Ballot in terms of the provisions of Section 192A of the Companies Act, 1956, read with the provisions of the Companies (Passing of Resolution by Postal Ballot) Rules, 2001.

All the non-executive directors of the Company, may be deemed to be concerned or interested in this resolution to the extent of commission that may be payable to them from time to time.

Item No 4 - Alteration to the Articles of Association

Pursuant to the re-organisation of the Reliance Group, it is proposed to delete the existing Article 131(a) of the Articles of Association of the Company since Reliance Industries Limited ceased to be the promoter of the Company.

The Board of Directors accordingly recommend the resolution set out at Item No. 4 of the accompanying Notice for the approval of the Members. Your approval is sought by voting by Postal Ballot in terms of the provisions of Section 192A of the Companies Act, 1956, read with the provisions of the Companies (Passing of Resolution by Postal Ballot) Rules, 2001.

A copy of the Company's Memorandum and Articles of Association is open for inspection of the Members at the Registered Office of the Company on any working day between 11.00 a.m. and 1.00 p.m. up to 6th January, 2007.

None of the Directors of the Company, except Shri Anil Dhirubhai Ambani, is deemed to be concerned or interested in passing of this resolution.

By Order of the Board
For Reliance Energy Limited

Registered Office :
Reliance Energy Centre
Santa Cruz (East)
Mumbai 400 055

Ramesh Shenoy
Company Secretary

Mumbai, 28th November, 2006

RELIANCE Energy
Anil Dhirubhai Ambani Group

Reliance Energy Limited

Registered Office
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055

Postal Ballot Form

Serial No. ______________

1. Name and Registered Address of the sole/first named Member (In block letters)	
2. Name(s) of the joint Member(s), if any (In block letters)	
3. Registered Folio Number/DP ID No./Client ID No.*	
4. Number of Shares held	

(*Applicable to investors holding Shares in dematerialised form)

I/We hereby exercise my/our vote in respect of the Resolution(s) to be passed through Postal Ballot for the business stated in the Notice of the Company by sending my/our assent or dissent to the said Resolution(s) by placing the tick mark (✓) at the appropriate box below:

Resolution No.	Description	No. of Shares	Nature of voting	Please tick (✓) in the appropriate box
1	Special Resolution under Section 81 (1A) of the Companies Act, 1956 for issue of Securities under the Employees Stock Option Scheme.		I/We assent to the resolution	
			I/We dissent to the resolution	
2	Special Resolution under Section 81 (1A) of the Companies Act, 1956 for issue of Securities under the Employees Stock Option Scheme to the employees and directors of the holding /subsidiary companies.		I/We assent to the resolution	
			I/We dissent to the resolution	
3	Special Resolution under Section 309(4) of the Companies Act, 1956 for payment of commission to Director(s) who are neither in the whole-time employment nor managing director(s).		I/We assent to the resolution	
			I/We dissent to the resolution	
4	Special Resolution under Section 31 of the Companies Act, 1956 for alteration of Articles of Association.		I/We assent to the resolution	
			I/We dissent to the resolution	

Place: ______________

Date : ______________

(Signature of the Member)

Note: Please read carefully the instructions overleaf before exercising your vote.

containing postal Ballot if sent by courier at the expense of the Registered Member will also be accepted.

2. Please convey your assent/dissent in this Postal Ballot Form. The assent or dissent received in any other Form shall not be considered valid.

3. The self-addressed postage pre-paid envelope bears the name of the Scrutinizer appointed by the Board of Directors of the Company.

4. This Form must be completed and signed by the Member. In case of Joint-holding, this Form must be completed and signed (as per the specimen signature registered with the Company) by the first named Member and in his absence, by the next named Member.

5. Unsigned, incomplete or incorrectly ticked Postal Ballot Forms shall be rejected.

6. The Scrutinizers decision on the validity of the Postal Ballot will be final.

7. The Postal Ballot shall not be exercised by a proxy.

8. Duly completed Postal Ballot Form should reach the Scrutinizer not later than the close of working hours on 6th January, 2007. All Postal Ballot Forms received after this date will be strictly treated as if reply from such Shareholder has not been received.

9. In case of Shares held by Companies, Trusts, Societies etc., the duly completed Postal Ballot Form should be accompanied by a certified copy of Board Resolution/Authorisation together with the specimen signature(s) of the duly authorised signatories.

10. Voting rights shall be reckoned on the paid-up value of Shares registered *in the name* of the Member on the date of despatch of the Notice.

11. Members are requested not to send any other paper along with the Postal Ballot Forms in the enclosed self-addressed Postage Prepaid envelope inasmuch as all such envelopes will be sent to the Scrutinizer and any extraneous paper found in such envelope would be destroyed by the Scrutinizer.

12. There will be one Postal Ballot Form for every Folio/Client ID, irrespective of the number of joint holders.

RELIANCE Energy
Anil Dhirubhai Ambani Group

Reliance Energy Limited

Registered Office
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055

Postal Ballot Form

Serial No. ____________

1. Name and Registered Address of the sole/first named Member (In block letters)	
2. Name(s) of the joint Member(s), if any (In block letters)	
3. Registered Folio Number/DP ID No./Client ID No.*	
4. Number of Shares held	

(*Applicable to investors holding Shares in dematerialised form)

I/We hereby exercise my/our vote in respect of the Resolution(s) to be passed through Postal Ballot for the business stated in the Notice of the Company by sending my/our assent or dissent to the said Resolution(s) by placing the tick mark (✓) at the appropriate box below:

Resolution No.	Description	No. of Shares	Nature of voting	Please tick (✓) in the appropriate box
1	Special Resolution under Section 81 (1A) of the Companies Act, 1956 for issue of Securities under the Employees Stock Option Scheme.		**I/We assent to the resolution**	
			I/We dissent to the resolution	
2	Special Resolution under Section 81 (1A) of the Companies Act, 1956 for issue of Securities under the Employees Stock Option Scheme to the employees and directors of the holding /subsidiary companies.		**I/We assent to the resolution**	
			I/We dissent to the resolution	
3	Special Resolution under Section 309(4) of the Companies Act, 1956 for payment of commission to Director(s) who are neither in the whole-time employment nor managing director(s).		**I/We assent to the resolution**	
			I/We dissent to the resolution	
4	Special Resolution under Section 31 of the Companies Act, 1956 for alteration of Articles of Association.		**I/We assent to the resolution**	
			I/We dissent to the resolution	

Place: ____________

Date : ____________

(Signature of the Member)

Note: Please read carefully the instructions overleaf before exercising your vote.

Instructions

1. A Member desirous of exercising his/her Vote by Postal Ballot may complete this Postal Ballot Form and send it to the Scrutinizer in the attached self-addressed envelope. Postage will be borne and paid by the Company. However, any envelope containing postal ballot if sent by courier at the expense of the Registered Member will also be accepted.

2. Please convey your assent/dissent in this Postal Ballot Form. The assent or dissent received in any other Form shall not be considered valid.

3. The self-addressed postage pre-paid envelope bears the name of the Scrutinizer appointed by the Board of Directors of the Company.

4. This Form must be completed and signed by the Member. In case of Joint-holding, this Form must be completed and signed (as per the specimen signature registered with the Company) by the first named Member and in his absence, by the next named Member.

5. Unsigned, incomplete or incorrectly ticked Postal Ballot Forms shall be rejected.

6. The Scrutinizers decision on the validity of the Postal Ballot will be final.

7. The Postal Ballot shall not be exercised by a proxy.

8. Duly completed Postal Ballot Form should reach the Scrutinizer not later than the close of working hours on 6th January, 2007. All Postal Ballot Forms received after this date will be strictly treated as if reply from such Shareholder has not been received.

9. In case of Shares held by Companies, Trusts, Societies etc., the duly completed Postal Ballot Form should be accompanied by a certified copy of Board Resolution/Authorisation together with the specimen signature(s) of the duly authorised signatories.

10. Voting rights shall be reckoned on the paid-up value of Shares registered in the name of the Member on the date of despatch of the Notice.

11. Members are requested not to send any other paper along with the Postal Ballot Forms in the enclosed self-addressed Postage Prepaid envelope inasmuch as all such envelopes will be sent to the Scrutinizer and any extraneous paper found in such envelope would be destroyed by the Scrutinizer.

12. There will be one Postal Ballot Form for every Folio/Client ID, irrespective of the number of joint holders.

RELIANCE Energy
Anil Dhirubhai Ambani Group

Reliance Energy Limited

Registered Office
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055

Postal Ballot Form

Serial No. ____________

1. Name and Registered Address of the sole/first named Member (In block letters)	
2. Name(s) of the joint Member(s), if any (In block letters)	
3. Registered Folio Number/DP ID No./Client ID No.*	
4. Number of Shares held	

(*Applicable to investors holding Shares in dematerialised form)

I/We hereby exercise my/our vote in respect of the Resolution(s) to be passed through Postal Ballot for the business stated in the Notice of the Company by sending my/our assent or dissent to the said Resolution(s) by placing the tick mark (✓) at the appropriate box below:

Resolution No.	Description	No. of Shares	Nature of voting	Please tick (✓) in the appropriate box
1	Special Resolution under Section 81 (1A) of the Companies Act, 1956 for issue of Securities under the Employees Stock Option Scheme.		I/We assent to the resolution	
			I/We dissent to the resolution	
2	Special Resolution under Section 81 (1A) of the Companies Act, 1956 for issue of Securities under the Employees Stock Option Scheme to the employees and directors of the holding /subsidiary companies.		I/We assent to the resolution	
			I/We dissent to the resolution	
3	Special Resolution under Section 309(4) of the Companies Act, 1956 for payment of commission to Director(s) who are neither in the whole-time employment nor managing director(s).		I/We assent to the resolution	
			I/We dissent to the resolution	
4	Special Resolution under Section 31 of the Companies Act, 1956 for alteration of Articles of Association.		I/We assent to the resolution	
			I/We dissent to the resolution	

Place: ____________

Date : ____________

(Signature of the Member)

Note: Please read carefully the instructions overleaf before exercising your vote.

07/1515 SAKHI™ PUNE, FAX : (020) 2545 0267 11/06

Instructions

1. A Member desirous of exercising his/her Vote by Postal Ballot may complete this Postal Ballot Form and send it to the Scrutinizer in the attached self-addressed envelope. Postage will be borne and paid by the Company. However, any envelope containing postal ballot if sent by courier at the expense of the Registered Member will also be accepted.
2. Please convey your assent/dissent in this Postal Ballot Form. The assent or dissent received in any other Form shall not be considered valid.
3. The self-addressed postage pre-paid envelope bears the name of the Scrutinizer appointed by the Board of Directors of the Company.
4. This Form must be completed and signed by the Member. In case of Joint-holding, this Form must be completed and signed (as per the specimen signature registered with the Company) by the first named Member and in his absence, by the next named Member.
5. Unsigned, incomplete or incorrectly ticked Postal Ballot Forms shall be rejected.
6. The Scrutinizers decision on the validity of the Postal Ballot will be final.
7. The Postal Ballot shall not be exercised by a proxy.
8. Duly completed Postal Ballot Form should reach the Scrutinizer not later than the close of working hours on 6th January, 2007. All Postal Ballot Forms received after this date will be strictly treated as if reply from such Shareholder has not been received.
9. In case of Shares held by Companies, Trusts, Societies etc., the duly completed Postal Ballot Form should be accompanied by a certified copy of Board Resolution/Authorisation together with the specimen signature(s) of the duly authorised signatories.
10. Voting rights shall be reckoned on the paid-up value of Shares registered in the name of the Member on the date of despatch of the Notice.
11. Members are requested not to send any other paper along with the Postal Ballot Forms in the enclosed self-addressed Postage Prepaid envelope inasmuch as all such envelopes will be sent to the Scrutinizer and any extraneous paper found in such envelope would be destroyed by the Scrutinizer.
12. There will be one Postal Ballot Form for every Folio/Client ID, irrespective of the number of joint holders.

RELIANCE Energy
Anil Dhirubhai Ambani Group

Reliance Energy Limited

Registered Office
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055

Postal Ballot Form

Serial No. ______________

1. Name and Registered Address of the sole/first named Member (In block letters)	
2. Name(s) of the joint Member(s), if any (In block letters)	
3. Registered Folio Number/DP ID No./Client ID No.*	
4. Number of Shares held	

(*Applicable to investors holding Shares in dematerialised form)

I/We hereby exercise my/our vote in respect of the Resolution(s) to be passed through Postal Ballot for the business stated in the Notice of the Company by sending my/our assent or dissent to the said Resolution(s) by placing the tick mark (✓) at the appropriate box below:

Resolution No.	Description	No. of Shares	Nature of voting	Please tick (✓) in the appropriate box
1	Special Resolution under Section 81 (1A) of the Companies Act, 1956 for issue of Securities under the Employees Stock Option Scheme.		**I/We assent to the resolution**	
			I/We dissent to the resolution	
2	Special Resolution under Section 81 (1A) of the Companies Act, 1956 for issue of Securities under the Employees Stock Option Scheme to the employees and directors of the holding /subsidiary companies.		**I/We assent to the resolution**	
			I/We dissent to the resolution	
3	Special Resolution under Section 309(4) of the Companies Act, 1956 for payment of commission to Director(s) who are neither in the whole-time employment nor managing director(s).		**I/We assent to the resolution**	
			I/We dissent to the resolution	
4	Special Resolution under Section 31 of the Companies Act, 1956 for alteration of Articles of Association.		**I/We assent to the resolution**	
			I/We dissent to the resolution	

Place: ______________

Date : ______________

(Signature of the Member)

Note: Please read carefully the instructions overleaf before exercising your vote.

containing postal ballot if sent by courier at the expense of the Registered Member will also be accepted.

2. Please convey your assent/dissent in this Postal Ballot Form. The assent or dissent received in any other Form shall not be considered valid.

3. The self-addressed postage pre-paid envelope bears the name of the Scrutinizer appointed by the Board of Directors of the Company.

4. This Form must be completed and signed by the Member. In case of Joint-holding, this Form must be completed and signed (as per the specimen signature registered with the Company) by the first named Member and in his absence, by the next named Member.

5. Unsigned, incomplete or incorrectly ticked Postal Ballot Forms shall be rejected.

6. The Scrutinizers decision on the validity of the Postal Ballot will be final.

7. The Postal Ballot shall not be exercised by a proxy.

8. Duly completed Postal Ballot Form should reach the Scrutinizer not later than the close of working hours on 6th January, 2007. All Postal Ballot Forms received after this date will be strictly treated as if reply from such Shareholder has not been received.

9. In case of Shares held by Companies, Trusts, Societies etc., the duly completed Postal Ballot Form should be accompanied by a certified copy of Board Resolution/Authorisation together with the specimen signature(s) of the duly authorised signatories.

10. Voting rights shall be reckoned on the paid-up value of Shares registered in the name of the Member on the date of despatch of the Notice.

11. Members are requested not to send any other paper along with the Postal Ballot Forms in the enclosed self-addressed Postage Prepaid envelope inasmuch as all such envelopes will be sent to the Scrutinizer and any extraneous paper found in such envelope would be destroyed by the Scrutinizer.

12. There will be one Postal Ballot Form for every Folio/Client ID, irrespective of the number of joint holders.

RELIANCE Energy
Anil Dhirubhai Ambani Group

Reliance Energy Limited
Registered Office
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055

Postal Ballot Form

Serial No. ____________

1. Name and Registered Address of the sole/first named Member (In block letters)	
2. Name(s) of the joint Member(s), if any (In block letters)	
3. Registered Folio Number/DP ID No./Client ID No.*	
4. Number of Shares held	

(*Applicable to investors holding Shares in dematerialised form)

I/We hereby exercise my/our vote in respect of the Resolution(s) to be passed through Postal Ballot for the business stated in the Notice of the Company by sending my/our assent or dissent to the said Resolution(s) by placing the tick mark (✓) at the appropriate box below:

Resolution No.	Description	No. of Shares	Nature of voting	Please tick (✓) in the appropriate box
1	Special Resolution under Section 81 (1A) of the Companies Act, 1956 for issue of Securities under the Employees Stock Option Scheme.		I/We assent to the resolution	
			I/We dissent to the resolution	
2	Special Resolution under Section 81 (1A) of the Companies Act, 1956 for issue of Securities under the Employees Stock Option Scheme to the employees and directors of the holding /subsidiary companies.		I/We assent to the resolution	
			I/We dissent to the resolution	
3	Special Resolution under Section 309(4) of the Companies Act, 1956 for payment of commission to Director(s) who are neither in the whole-time employment nor managing director(s).		I/We assent to the resolution	
			I/We dissent to the resolution	
4	Special Resolution under Section 31 of the Companies Act, 1956 for alteration of Articles of Association.		I/We assent to the resolution	
			I/We dissent to the resolution	

Place: ____________

Date : ____________

(Signature of the Member)

Note: Please read carefully the instructions overleaf before exercising your vote.

containing postal ballot if sent by courier at the expense of the Registered Member will also be accepted.

2. Please convey your assent/dissent in this Postal Ballot Form. The assent or dissent received in any other Form shall not be considered valid.

3. The self-addressed postage pre-paid envelope bears the name of the Scrutinizer appointed by the Board of Directors of the Company.

4. This Form must be completed and signed by the Member. In case of Joint-holding, this Form must be completed and signed (as per the specimen signature registered with the Company) by the first named Member and in his absence, by the next named Member.

5. Unsigned, incomplete or incorrectly ticked Postal Ballot Forms shall be rejected.

6. The Scrutinizers decision on the validity of the Postal Ballot will be final.

7. The Postal Ballot shall not be exercised by a proxy.

8. Duly completed Postal Ballot Form should reach the Scrutinizer not later than the close of working hours on 6th January, 2007. All Postal Ballot Forms received after this date will be strictly treated as if reply from such Shareholder has not been received.

9. In case of Shares held by Companies, Trusts, Societies etc., the duly completed Postal Ballot Form should be accompanied by a certified copy of Board Resolution/Authorisation together with the specimen signature(s) of the duly authorised signatories.

10. Voting rights shall be reckoned on the paid-up value of Shares registered in the name of the Member on the date of despatch of the Notice.

11. Members are requested not to send any other paper along with the Postal Ballot Forms in the enclosed self-addressed Postage Prepaid envelope inasmuch as all such envelopes will be sent to the Scrutinizer and any extraneous paper found in such envelope would be destroyed by the Scrutinizer.

12. There will be one Postal Ballot Form for every Folio/Client ID, irrespective of the number of joint holders.

RELIANCE Energy
Anil Dhirubhai Ambani Group

Reliance Energy Limited

Registered Office
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055

Postal Ballot Form

Serial No. ______________

1. Name and Registered Address of the sole/first named Member (In block letters)	
2. Name(s) of the joint Member(s), if any (In block letters)	
3. Registered Folio Number/DP ID No./Client ID No.*	
4. Number of Shares held	

(*Applicable to investors holding Shares in dematerialised form)

I/We hereby exercise my/our vote in respect of the Resolution(s) to be passed through Postal Ballot for the business stated in the Notice of the Company by sending my/our assent or dissent to the said Resolution(s) by placing the tick mark (✓) at the appropriate box below:

Resolution No.	Description	No. of Shares	Nature of voting	Please tick (✓) in the appropriate box
1	Special Resolution under Section 81 (1A) of the Companies Act, 1956 for issue of Securities under the Employees Stock Option Scheme.		I/We assent to the resolution	
			I/We dissent to the resolution	
2	Special Resolution under Section 81 (1A) of the Companies Act, 1956 for issue of Securities under the Employees Stock Option Scheme to the employees and directors of the holding /subsidiary companies.		I/We assent to the resolution	
			I/We dissent to the resolution	
3	Special Resolution under Section 309(4) of the Companies Act, 1956 for payment of commission to Director(s) who are neither in the whole-time employment nor managing director(s).		I/We assent to the resolution	
			I/We dissent to the resolution	
4	Special Resolution under Section 31 of the Companies Act, 1956 for alteration of Articles of Association.		I/We assent to the resolution	
			I/We dissent to the resolution	

Place: ______________

Date : ______________

(Signature of the Member)

Note: Please read carefully the instructions overleaf before exercising your vote.

containing postal ballot, if sent by courier at the expense of the Registered Member will also be accepted.

2. Please convey your assent/dissent in this Postal Ballot Form. The assent or dissent received in any other Form shall not be considered valid.

3. The self-addressed postage pre-paid envelope bears the name of the Scrutinizer appointed by the Board of Directors of the Company.

4. This Form must be completed and signed by the Member. In case of Joint-holding, this Form must be completed and signed (as per the specimen signature registered with the Company) by the first named Member and in his absence, by the next named Member.

5. Unsigned, incomplete or incorrectly ticked Postal Ballot Forms shall be rejected.

6. The Scrutinizers decision on the validity of the Postal Ballot will be final.

7. The Postal Ballot shall not be exercised by a proxy.

8. Duly completed Postal Ballot Form should reach the Scrutinizer not later than the close of working hours on 6th January, 2007. All Postal Ballot Forms received after this date will be strictly treated as if reply from such Shareholder has not been received.

9. In case of Shares held by Companies, Trusts, Societies etc., the duly completed Postal Ballot Form should be accompanied by a certified copy of Board Resolution/Authorisation together with the specimen signature(s) of the duly authorised signatories.

10. Voting rights shall be reckoned on the paid-up value of Shares registered in the name of the Member on the date of despatch of the Notice.

11. Members are requested not to send any other paper along with the Postal Ballot Forms in the enclosed self-addressed Postage Prepaid envelope inasmuch as all such envelopes will be sent to the Scrutinizer and any extraneous paper found in such envelope would be destroyed by the Scrutinizer.

12. There will be one Postal Ballot Form for every Folio/Client ID, irrespective of the number of joint holders.